FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

November 8, 2013

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (*"Ley del Mercado de Valores"*).

The Board of Directors of PRISA has resolved to hold an Extraordinary Shareholders Meeting in Madrid, **expected to be held at the second call**, on December 10, 2013, at 10:00 a.m., at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012.

The agenda is as follows:

1º.- Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

2º-. Fixing the number of Directors.

3º.- Delegation of powers.

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors, the Chief Executive Officer and the Delegated Commission to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of article 203 of the Capital Corporations Act.

By virtue of article 516 of the Companies Act, we are attaching the announcement made public today, as well as the following documents which upon publication of the announcement and in compliance with the provisions of articles 286, 287, 301.2 and 301.3, 414.2, 517, 518, and 539 of the Capital Companies Act and article 6 of the General Meeting Regulations, shareholders may examine at the registered office of the Company (Gran Vía 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof without

charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting.

- Full text of Administrators Report, for the purposes contemplated in articles 286, 297.1.a), 301 and, by analogy, article 414.2 of the Capital Companies Act (point one of the Agenda).

- Certification of the Company's auditors (Deloitte, S.L.) for the purposes contemplated in article 301.3 of the Capital Companies Act (point one of the Agenda).

- Report of BDO Auditores, S.L., as auditors different to the auditors of the Company, appointed by the Mercantil Registry of Madrid, in relation to article 414.2 of the Capital Companies Act (point one of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

Madrid, November 8, 2013

PROMOTORA DE INFORMACIONES, S.A

Call of General Extraordinary Meeting

By resolution of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima", in fulfilment of the provisions of the Company's Bylaws and General Meeting Regulations, and in accordance with the current Capital Companies Act, the shareholders are called to the Extraordinary General Meeting to be held at 10:00 a.m., on December 9, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on December 10, 2013, on second call.

It is expected that the General Meeting will be held on second call, that is, on December 10, 2013, 2013, at the place and time indicated above.

For purposes of articles 173 and 516 of the Capital Companies Act, all shareholders are advised that this notice of call also will be published, inter alia, on the Company's website, the address of which is www.prisa.com.

The matters to be considered at the Meeting will be as set forth in the following

AGENDA

1º.- Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

2º-. Fixing the number of Directors.

3º.- Delegation of powers.

SUPPLEMENT TO CALL

As it is an Extraordinary Shareholders Meeting, in accordance with article 519.1 of the Capital Companies Act, shareholders cannot request publication of a supplement to this call including more points on the Agenda.

In accordance with article 519.2 of the Capital Companies Act, shareholders representing at least five percent of capital may present supported proposed

resolutions regarding matters already included on the agenda of the meeting that is called.

If the proposed resolutions require approval by Class B shareholders, it will be provided for the separate voting of Class A and Class B shareholders. This right must be exercised by certifiable notice that must be received at the registered office (Gran Vía 32, Madrid 28013) within the five days following publication of this call, identifying the shareholders exercising the right and the number of shares owned by them, and attaching such other documentation as may be appropriate. For these purposes, the shareholders must demonstrate to the Company, also in a certifiable manner, that they represent at least that percentage of capital. The foregoing is understood to be without prejudice to the right of any shareholder during the conduct of the General Meeting to make alternative proposals or proposals on points that are not included on the agenda, on the terms contemplated in the Capital Companies Act.

RIGHT OF ATTENDANCE

The General Meeting may be attended by all shareholders that, individually or collectively, own at least 60 shares, registered in the corresponding book-entry records five days in advance of the date of holding the Meeting, and are in possession of the corresponding attendance card issued by any of the custodians that are members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), in accordance with the provisions of article 15 of the Bylaws, article 7 of the General Meeting Regulations and article 179 of the Capital Companies Act.

RIGHT OF REPRESENTATION

Any shareholder entitled to attend may grant a proxy to another person, even if not a shareholder, to attend the General Meeting, by satisfying the requirements and formalities set forth in the Bylaws, the General Meeting Regulations and by law.

The proxy must contain or attach the Agenda.

A proxy may be evidenced in any of the following documents, in all cases with a handwritten signature: (i) the attendance card issued by the custodians participating in Iberclear, (ii) a letter or (iii) the standard form made available by the Company for these purposes to the shareholders, as indicated below in this call. The document evidencing the proxy may be sent by mail to the Company throught the Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the day it is held, before it commences.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, it shall be understood that the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) extends to any off-agenda items that may arise in which case the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

A proxy also may be granted by remote electronic communication by way of the Company's website (www.prisa.com), from November 21, 2013, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the following section on remote voting. A proxy granted by remote electronic means of communication must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call.

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

REMOTE VOTING

A shareholder may cast its vote remotely, by complying with the requirements and formalities set forth in article 15 of the Articles of Association, in articles 10 and following of the General Meeting Regulations and by law.

To cast a vote by mail, a shareholder must complete and send to the Company, throught the Shareholder Relations Office, at its registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) the standard form provided by the Company for these purposes (made available to shareholders as indicated in the following section on the "Information Right" in this call), which will include the information necessary to show status as a shareholder, with the signature of the shareholder being required to be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons, the form must be accompanied by the corresponding document sufficiently showing the representative capacity in which the signatory acts.

The vote also may be cast by remote electronic means of communication, by way of the Company's website (www.prisa.com), from November 21, 2013, for that purpose completing the standard electronic form provided for these purposes on the Company's website. The electronic document sent by the shareholder must include an electronic signature recognised or provided by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the General Police Directorate of the Spanish Ministry of the Interior may also be used.

A remote vote, whether sent by mail or by remote electronic means of communication, must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call. Otherwise, the vote will be deemed not to have been cast.

INFORMATION RIGHT

From publication of this call, in compliance with the provisions of articles 286, 287, 301.2 and 301.3, 414.2, 517, 518, and 539 of the Capital Companies Act and article 6 of the General Meeting Regulations, the shareholders may examine the following documents at the registered office of the Company (Gran Vía 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof without charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting.

- Full text of Administrators Report, for the purposes contemplated in articles 286, 297.1.a), 301 and, by analogy, article 414.2 of the Capital Companies Act (point one of the Agenda).

- Certification of the Company's auditors (Deloitte, S.L.) for the purposes contemplated in article 301.3 of the Capital Companies Act (point one of the Agenda).

- Report of BDO Auditores, S.L., as auditors different to the auditors of the Company, appointed by the Mercantil Registry of Madrid, in relation to article 414.2 of the Capital Companies Act (point one of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

Until the seventh day prior to the date contemplated for holding the Meeting, the shareholders, in writing, may request information or clarifications from the administrators, or pose questions regarding the matters on the Agenda, regarding

the information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the most recent General Meeting (22 June 2013) and regarding the audit report, in accordance with the provisions of articles 197 and 520 of the Capital Companies Act and article 6 of the General Meeting Regulations.

Information requests will comply with the rules established in article 6 of the General Meeting Regulations. To request information, shareholders may use the standard form made available to the shareholders by the Company for these purposes, as indicated at the beginning of this section on the "Information Right". The person making the request must prove his/her identity in the case of a written request by means of a photocopy of his/her National Identity Document or Passport and, in the case of legal persons, a document that sufficiently proves his/her representative capacity. In addition the person making the request must prove his/her status as a shareholder or provide sufficient details (number of shares, custodian, etc.) to allow verification by the Company.

The information right also may be exercised by remote electronic communication by way of the Company's website (www.prisa.com), from November 21, 2013, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the preceding section on remote voting.

In addition to as indicated above, from the date of publication of the notice of call all of the documentation and information related to the General Shareholders Meeting will be available for consultation on the Company's website (www.prisa.com). In accordance with the provisions of article 518 of the Capital Companies Act, such documentation and information will include this notice of call and the total number of shares and voting rights on the date of the call, broken down by classes of shares.

Also, during the holding of the meeting the shareholders verbally may request of the administrators such information and clarifications as they deem to be appropriate regarding the matters on the agenda, and regarding the information accessible to the public the Company has provided to the National Securities Market Commission since the holding of the most recent General Meeting (22 June 2013) and regarding the auditor's report.

OTHER PROVISIONS ON THE ELECTRONIC MEANS TO EXCERCISE THE INFORMATION, VOTING AND REPRESENTATION RIGHTS

The Company reserves the right to amend, to suspend, to cancel or to restrict the electronic means that are at the disposal of the shareholders to excercise the information, voting and representation rights in the General Shareholders' Meeting when imposed or required by technical or security reasons. Should any of these events occur, it will be announced on the Company's website.

The Company will not be liable for any prejudice that the shareholder may suffer from any breakdown, overload, line failures, connection failures or any other eventuality similar or equal, that are outside the will of the Company, and that prevent the use of the electronic means to excercise the information, voting and representation rights. Therefore, these events will not consititue a deprivation of shareholders' rights.

SHAREHOLDERS' ELECTRONIC FORUM

In order to comply with article 539(2) of the Capital Companies Act, from publication of this call a Shareholders Electronic Forum will be available on the Company's website (www.prisa.com). Both individual shareholders and such voluntary associations as may be established will be entitled to access it, in order to facilitate their communication prior to the holding of the general meeting. The operating rules of the Forum, and the form to be completed to participate therein, are available on the Company's website.

The Forum is not a channel for communications between the Company and its shareholders, and is provided solely for the purpose of facilitating communication among the Company's shareholders on the occasion of the holding of the Ordinary General Meeting of Shareholders.

DATA PROTECTION

The personal information the shareholders provide to the Company in order to exercise their rights to attend, grant proxies or vote at the General Shareholders Meeting, and for use of the Shareholders Electronic Forum, or that is provided by banking institutions and Securities Companies and Agencies with which the shareholders have arranged for deposit or custody of their shares, or through the entity responsible for maintaining the book-entry records (Iberclear), will be included in a computer database owned by and the responsibility of the Company, the purpose of which is managing general shareholders meetings of the Company and undertaking statistical studies of the Company's shareholdings, as well as managing and supervising the functioning of the Shareholders Electronic Forum. The shareholders may exercise their rights of access, correction, suppression and opposition on the terms established in applicable legislation, in writing addressed to the Company's Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid).

Such information as is necessary for purposes of the notarial minutes of the general shareholders meeting will be provided to the notary.

PRESENCE OF A NOTARY

The Board of Directors has resolved to have a notary present at the Meeting, in accordance with the provisions of article 203 of the Capital Companies Act and article 15 of the General Meeting Regulations, to prepare the minutes of that Meeting.

Madrid, November 8, 2013
Mr. Antonio García-Mon Marañés
General Secretary and Secretary of the Board of Directors.

(Free translation from the original in Spanish language)

PROMOTORA DE INFORMACIONES, S.A.

EXTRAORDINARY SHAREHOLDERS MEETING 2013

DECEMBER 10, 2013

PROPOSED RESOLUTIONS

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING to be held on December 10, 2013.

The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Delegated Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

(Free translation from the original in Spanish language)

<u>ONE</u>

Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

I. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS

(a) Issue

It is resolved to issue a number of warrants of Promotora de Informaciones, S.A. (the "**Company**" or "**Prisa**") that give holders the right to subscribe for new Class A ordinary shares of Prisa (the "**New Shares**"), exclusively through the set-off of receivables, consequently, without pre-emption rights, in accordance with the terms and conditions set out below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**"). The necessary powers are delegated to the board of directors to execute the warrant issue (understood, on each occasion that powers are delegated under this resolution, that carried with these are express powers of substitution, under the applicable legislation, by the subcommittee, by the chairman and by the chief executive officer).

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(b) Prisa Warrants Issue Price

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company a new facility for approximately three hundred and fifty-three million euros.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they subscribe (the "**Prisa Warrants Issue Price**").

(c) Rights attached to the Warrants

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date that the proposal that is subject to this resolution is approved by the board of directors, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date hereof, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholders resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the proposal that is subject to this resolution approval by the board of directors the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital. Furthermore and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance, as applicable, of each of the Projected Capital Increases, the holders of the Prisa Warrants will retain the same proportion (17%) of Prisa's share capital as mentioned above. In the case that between the date of the approval of the proposal that is subject of this resolution by the board of directors and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.
However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph I (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants. Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros per share (the "**Share Subscription Price**"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees to shares splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

Finally, if the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the five (5) year period referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257
Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429

CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597
Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

The Prisa Warrants will be freely transferable, as described in paragraph I (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes to the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and all of the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants that is of a formal, minor or technical nature or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

In accordance with article 414.2 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**"), application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on the management report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

II. INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

(a) **Increase in capital through set-off of Receivables**

It is resolved to increase the Company's share capital on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised) in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

The maximum number of New Shares issued is subject to change as a result of the potential adjustments to the Share Subscription Price.

In accordance with article 297.1.a) LSC, it is resolved to delegate to the board of directors, (understood, on each occasion that powers are delegated under this resolution, that these carry with them express powers of substitution under applicable legislation, by the subcommittee, by the chairman and by the chief executive officer, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights attached to the Prisa Warrants to be exercised, through the issue of new Class A ordinary shares of the Company according to the characteristics detailed below.

(b) **Nature and characteristics of the receivables to set off**

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of a new liquidity facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on this resolution has to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of a commission for the structuring of and guarantee to provide the committed additional funds (the "**Structuring Commission**"). This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after this resolution is approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with this resolution. Accordingly, the issue of Prisa Warrants will depend, among other things, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

In accordance with article 301 LSC, together with the notice of the general meeting the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the

directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables and that the amount of that record is the same as or higher than the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Share Subscription Price upon exercise of the Prisa Warrants**

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673.This may be adjusted only in the circumstances and on the terms described in paragraph I (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(d) **Rights attached to the new shares**

The New Shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with the provisions of article 304 LSC, no pre-emption rights will apply to the new shares.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It is resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

If application is subsequently made to delist the Company's shares, that resolution will be adopted according to the same applicable formalities and, in that event, the interests of those shareholders who oppose the delisting resolution or do not vote on it will be guaranteed.

The board of directors is authorised to apply, if considered appropriate, for the Class A ordinary shares, issued under this resolution, to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

For the purposes of article 311.1 LSC, the possibility of under-subscription to the increase in capital is expressly provided for. Consequently, if the new Class A ordinary shares of the Company were not all subscribed for, the increase in capital could be declared as fixed at the amount of the shares that have been subscribed and paid up.

(i) **Amendment of article 6 of the articles of association**

As a result of the increase in capital, it is resolved to amend article 6 of the By-laws, responsibility for the final drafting of which is delegated to the board of directors in accordance with paragraph IV below, once the new shares have definitely been issued and paid up.

III. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of this resolution to issue Prisa Warrants and increase capital is on conditional upon (i) the valid execution and the coming into force of the Facility Agreement; (ii) the Receivables having been created with the characteristics and in the way detailed in paragraph II (b) above and in the management report; (iii) and the Company having chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants to enable the holders to subscribe for Class A ordinary shares of Prisa.

IV. DELEGATION OF POWERS

Without limiting the specific powers delegated in the preceding sections, it is resolved to authorise the board of directors, as fully as legally necessary and with express powers of substitution by the delegated committee, by the chairman and by the chief executive officer, so that any of them, acting individually, may execute this resolution, being able in particular, by way of example and without limitation, to:

(i) Assess and verify freely whether the conditions precedent to which this resolution is subject have been satisfied.

(ii) Elect (where appropriate and taking into account the above circumstances) that the Company satisfies the Receivables either by cash or by the delivery of the Prisa Warrants, on the understanding that if the Company opts for this second

option, the Receivables will be claimable by way of exercise of the Warrants Prisa.

(iii) Extend and develop this resolution, setting the date or dates of issue, the terms and conditions of the issue where not provided for in this resolution and to take all the actions necessary for the best execution and operation of the delivery and functioning of the Prisa Warrants, including, as applicable, any publications that are necessary.

(iv) Appear before a notary public and execute as a deed (notarise) the corresponding document for the issue of the Prisa Warrants subject to this resolution and request the filing of that deed at the Companies Registry (*Registro Mercantil)* and to make the required announcements of the issue and to execute the private and public documents necessary for subscription to the Prisa Warrants to be declared as closed.

(v) Execute the resolution to increase the Company's capital, issuing and putting into circulation, on one or more occasions, the Class A ordinary shares representing the Company that are necessary for the holders of the Prisa Warrants to exercise their rights, and amend the article in the By-laws containing the statement of capital, cancelling the portion of that increase in capital that was not necessary for the holders of the Prisa Warrants to exercise their rights and apply for the admission to trading on Spanish or foreign stock exchanges and inclusion in the Spanish Stock Exchange Interconnection System (*Sistema de Interconexión Bursátil*, "SIBE") of the Class A ordinary shares issued.

(vi) Apply for the admission to trading of the Class A shares issued as a result of resolutions to increase capital at the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(vii) Draft, sign and submit, as applicable, to the Spanish securities market regulator (the "CNMV") or any other regulatory authorities as applicable, in connection with the issue and admission to trading of the new shares issued as a result of the exercise of the Prisa Warrants, the prospectus and prospectus supplements that are necessary, accepting the responsibility for these, and for the other documents and information required in accordance with the Spanish Securities Market Act 1988 (*Ley 24/1988, de 28 de julio, del Mercado de Valores*) and Royal Decree 1310/2005, of 4 November 2005 (amended by Royal Decree 1698/2012, of 21 December 2012), with regard to the admission to trading of securities on regulated secondary markets, public offerings and the required prospectuses for these purposes, where applicable. Further, to take any action or step or make any representation in the Company's name that is required by the CNMV, Iberclear, the companies running the Spanish stock exchanges and any other Spanish or foreign private or public registry or entity or body and to complete all the processes necessary for the new Class A ordinary shares resulting from the increase in capital to be recognised in the accounting records of Iberclear and admitted to trading on the stock exchanges on which the Company's currently issued shares are traded, and in the SIBE).

(viii) Negotiate and sign and endorse or ratify, as applicable, on the terms considered most appropriate, the required agreements with the financial institutions which, if necessary, are involved in the issue and placement of the Prisa Warrants.

(ix) Clarify, interpret, specify, supplement or amend, as applicable, the resolutions adopted by the shareholders at the general meeting or those produced in all documents or deeds executed to implement those resolutions and, in particular, any and all flaws, omissions or errors, in form and substance, that prevent registration of the resolutions and their consequences at the Companies Registry, the CNMV or any other official registries.

(x) Execute in the Company's name all private or public documents necessary or convenient for the issue of the Prisa Warrants subject to this resolution and, in general, complete all the steps necessary for this resolution to be implemented and the Prisa Warrants to be actually put into circulation, including the signature of registered certificates representing the Prisa Warrants.

TWO

Fixing the number of Directors.

Pursuant to Article 17 of the Company Bylaws, the number of members on the Board of Directors is hereby set at sixteen.

THREE

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Mr. Juan Luis Cebrián Echarri, the Chief Executive Officer Mr Fernando Abril-Martorell Hernández, the Secretary Mr Antonio García-Mon Marañes and the Deputy Secretary Mrs. Maria Teresa Diez-Picazo Giménez joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

REPORT FROM THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. IN CONNECTION WITH THE PROPOSED ISSUE OF WARRANTS AND CORRESPONDING INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES TO COVER THE WARRANTS INCLUDED IN THE FIRST ITEM ON THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

I. OBJECT OF THE REPORT

At its meeting of 23 October 2013, the board of directors of Promotora de Informaciones, S.A. ("**Prisa**" or the "**Company**") agreed to call an extraordinary general meeting of shareholders to be held at first call on 9 December 2013 and at second call on 10 December 2013 and to submit for approval at that general meeting, as item one on the agenda, an issue of warrants and corresponding increase in capital to cover those warrants.

This report has been prepared by the members of Prisa's board of directors in accordance with article 286 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**") and in connection with articles 297.1.a) and 301 LSC and related provisions in the Spanish Companies Registry Regulations (*Reglamento del Registro Mercantil*) and, by analogy, article 414.2 LSC.

The object of the report is to explain and give reasons for the issue of the warrants by the Company (the "**Issue**") that will entitle holders to subscribe for Class A ordinary shares of the Company (the "**New Shares**"), the corresponding increase in capital through the set-off of Receivables (as defined below), in the amount necessary, that will take place if the rights attached to those warrants are exercised and the delegation to the board of directors with the necessary powers to execute the Issue (when the conditions for it have been satisfied and the increase in capital, where not agreed by the general meeting).

Shareholders are first offered an explanation, below, for the proposed Issue at the general meeting and the reasons for the Issue.

II. ISSUE DESCRIPTION, CONTEXT AND REASONS

The proposed Issue, for which approval is sort at the general meeting of shareholders by way of the resolution referred to in this management report, is part of the process of refinancing the Company's bank debt (the "**Refinancing**"). The fundamental terms and conditions of which have been agreed with a number of banks that have granted the Company the various lines of credit that are now modified and integrated into a single transaction ("**Creditor Banks**"), various institutional investors and funds specialised in the acquisition of discounted debt and have acquired a portion of Prisa's debt in the secondary market. These institutional investors and funds (the "**Institutional Investors**"), who hold a significant portion of the Group's debt, besides agreeing to refinance the existing debt on the terms described herein, have agreed to provide additional financing that will cover the Group's medium-term cash requirements.

This new facility totals approximately three hundred and fifty-three million euros (€353,000,000) and will be arranged simultaneously to completion of the above process of Refinancing, which the aforementioned Institutional Investors have also agreed to support (the "**Additional Facility**").

In the opinion of the Company's directors, the agreement reached constitutes a satisfactory solution to Prisa's financial position, taking into consideration the financial and market environment in which the Company operates and the terms of the financing agreements that are now modified. Under these terms, following what was the usual market practice at the date of the agreements, any minimal material change to these agreements must be accepted by all creditors. This has meant that in recent years replacement or adaptation of the Group's debt in line with its operations has involved very complex negotiation processes, in which it was necessary to bring together parties with different starting positions or interests.

This difference in interests has recently become more pronounced following the acquisition of a significant portion of the Group's debt by the Institutional Investors, who have a different outlook on the return of debt and its timing and whose investment strategy is not necessarily connected with the running of the Company, which, in connection to the need for unanimity, gives them a highly effective blocking power. The difference in these Institutional Investors' interests compared to the Creditor Banks, tied to the stringencies stated for refinancing the Company's debt, put the Company in a difficult negotiating position, especially taking into account that an agreement had already been reached with the Group's main Creditor Banks and that this agreement had to be approved by all creditors. Taking into account the above, along with the need for additional financing for the Company and because the proposed Refinancing agreed upon manages to join together very different interests and provide an acceptable solution for all parties involved, Prisa's board considers it satisfactory.

As is usual in this type of facility, which incorporate a previous debt that is being refinanced, the Additional Facility will enjoy certain rights of seniority over the pre-existing debt.

Furthermore, as part of the financial conditions attached to the Additional Facility, the Institutional Investors will be entitled to receive a structuring and assuring commission (the "**Structuring Commission**"), which the Company can pay either in cash or through delivery of New Shares through the exercise of the Prisa Warrants, as defined below, in the increase in capital through the sett-off of receivables, that is the subject of this report.

The cost of the agreement reached and, in particular, the amount of the Structuring Commission is, in the board's view, justified and appropriate in the circumstances, especially taking into account that this derives from the Institutional Investors' undertaking to refinance existing debt as well as to provide the Company with the Additional Facility.

Further, considering the disparity in interests between the Institutional Investors and the Creditor Banks, reopening negotiations over the Refinancing agreed in June of this year with the Creditor Banks to make room for the Institutional Investors would have involved further delay and major uncertainty as to whether an agreement could be reached that would have been acceptable to both types of creditors.

All this would have involved high risk for the Company's continuity, particularly in view of its liquidity situation at the time of that agreement. In this context, the Institutional Investors

accepting the structure of the Refinancing agreed with the main Creditor Banks for the refinancing of their pre-existing debt was a priority for the Company's board and management team. Accordingly, it was decided to tie the accrual of the Structuring Commission to the Additional Facility, thereby allowing the arrangement of the Refinancing of the Group's total debt, which is close to €3,2 billion, in an acceptable timeframe.

This commission and its possible conversion into shares of the Company is usual practice such kinds of processes, in which parties like the Institutional Investors that agree to refinance its debt, putting more resources at its disposal, also wish to participate in the expected recovery in its value.

III. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS.

The implementation of the first resolution on the agenda to which this report refers, namely the Issue, if approved by the shareholders at the general meeting, gives holders the right to subscribe for New Shares, according to the terms and conditions stated below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**").

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(a) Issuer details

The issuer is Promotora de Informaciones, S.A.; a Spanish company whose registered office is at calle de Gran Vía, número 32, Madrid.

According to article 6 of the Company's By-laws, the share capital, at the date hereof, is ONE HUNDRED AND FIVE MILLION TWO HUNDRED AND SIXTY-SIX THOUSAND FORTY SEVEN EUROS AND TWENTY CENTS (€105,266,047.20), fully subscribed and paid up. The share capital is represented by SEVEN HUNDRED AND FORTY MILLION SIX HUNDRED AND FIFTY-NINE THOUSAND FOUR HUNDRED AND SIXTEEN (740,659,416) Class A ordinary shares, of a nominal value of €0.10 each and numbered in sequence from 1 to 740,659,416; and by THREE HUNDRED AND TWELVE MILLION ONE THOUSAND AND FIFTY-SIX (312,001,056) Class B convertible non-voting shares, with a nominal value of €0.10 each and numbered sequentially from 1 to 312,001,056.

The Company´s corporate purpose includes:

a) Managing and operating all types of owned or third-party news and social communications media, whatever their technical form, including the publication of printed newspapers.

b) Promoting, planning, and executing on behalf of itself or for other entities, either directly or through third parties, of all types of communications media, industrial, commercial and service projects, transactions or businesses.

c) Incorporating businesses or companies, participating in already existing companies, even with a controlling interest, and entering into association with third parties in transactions and businesses through collaboration agreements.

d) Acquiring, holding, either directly or indirectly, leasing or otherwise disposing of all types of personal or real property or rights therein.

e) Contracting and providing advisory, acquisition and management services to third parties, either through intermediation, representation, or any other type of collaboration method on the Company's behalf or for third parties.

f) Involvement in capital and money markets through the management, purchase and sale of fixed income or equity securities or any other type of securities on behalf of the Company.

(b) **Prisa Warrants Issue Price**

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company the Additional Facility for approximately three hundred and fifty-three million euros, and in service of their support and commitment to that Refinancing with regard to their pre-existing receivables.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they have the right to subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date of approval of the proposal that is the subject of this report, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date of this report, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from the payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholder resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the approval of the proposal that is the subject of this report by the board of directors, the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital.

Similarly and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355 euros, the Prisa

Warrant will confer on the holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance of each of the Projected Capital Increases, as applicable, the holders of the Prisa Warrants will retain the same proportion (17 per cent.) of Prisa's resulting share capital, as mentioned above. In the case that between the date of the approval by the board of directors of the proposal that is subject to this report and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants: Adjustments

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros (the "**Share Subscription Price**"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees share splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

If the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares beforehand.

(e) Exercise Period of the Prisa Warrants and expiry of the Warrants

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the period of five (5) years referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257
Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597

Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

However, the Prisa Warrants will be freely transferable in the way described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes in the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and of all the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants of a formal, minor, or technical nature, or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

Finally, in accordance with article 414.2 LSC, application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on this report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

IV. INCREASE IN SHARE CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

The board of directors will propose to the general meeting of shareholders the increase to the Company's share capital, on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised), in the amount necessary for the rights attached to the Prisa Warrants to be exercised, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription. At the same time, it will propose to delegate to the board of directors, in accordance with article 297.1.a) LSC, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights associated with the Prisa Warrants to be exercised, through the issue of New Shares of the Company according to the characteristics detailed below.

A. Information on the receivables to set off

(a) Nature and characteristics of the receivables to set off

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of the new Additional Facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on the proposal that is subject of this report is to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of the Structuring Commission. This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after the resolutions contained in the proposal referred to herein are approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the Refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with the proposed resolution referred to herein. Accordingly, this Issue is conditional, among other factors, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into

account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

(b) **Certificate from the Company's auditor for the purposes of article 301 LSC**

In accordance with article 301 LSC, together with the notice of the general meeting, the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables and that the amount of that record is the same as, or higher than, the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Identity of contributors**

Details of the creditors whose Receivables are to be set off are included below:

- SILVER POINT LUXEMBOURG PLATFORM S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 16-1733049; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 114.380, and with corporate seat in 25A, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.
- MONARCH MASTER FUNDING 2 (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 2009 2433 758, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 149.701 and with corporate seat in 65 Boulevard Grande Duchesse Charlotte, L-1331, Luxembourg, at the Grand Duchy of Luxembourg.
- KNIGHTHEAD CAPITAL INVESTMENTS S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 144660 and with corporate seat in 412F, route d'Esch, L-2086, Luxembourg, at the Grand Duchy of Luxembourg.
- CSCP II ACQUISITION LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1035100, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 166367 and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- CCP CREDIT ACQUISITION HOLDINGS LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0593715; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 138981, and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- BARCLAYS BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 1026167, with corporate domicile at 1 Churchill Place, Canary Wharf, E14 5HP, London England (United Kingdom), and with Tax Identification Number 21610 01560.

- BLUEBAY GLOBAL UNCONSTRAINED HIGH YIELD INVESTMENTS (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 172932, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY HIGH INCOME LOAN INVESTMENTS (LUXEMBOURG) S.A.: company duly incorporated under the laws of Luxembourg; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 143293, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY FUNDS - BLUEBAY HIGH YIELD BOND FUND: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1055974; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 88020, and with corporate seat in 2-8 Avenue Charles de Gaulle, L-1653, Luxembourg, at the Grand Duchy of Luxembourg.

- BURLINGTON LOAN MANAGEMENT LTD: company duly incorporated under the laws of Ireland, with tax identification number 9703681B; registered under the number 470093, and with corporate seat in 5 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

- CREDIT SUISSE INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England and Wales, registered under number 02500199, with corporate domicile at One Cabot Square, E14 4QJ, London (United Kingdom), and with tax identification number 268/23500 41912.

- THRACIA LLC.: company duly incorporated under the laws of the State of New York, registered under the number 13-4007380 and with corporate domicile at 1350 Avenue of the America, New York, New York 10019.

- MERRILL LYNCH INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England, registered under number 2312079, with corporate domicile at 2, King Edward Street, EC1A 1HQ, London (United Kingdom), and with tax identification number N0069776C.

- SCULPTOR HOLDINGS II, S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 134294 and with corporate seat in 6D, Route de Trèves, L-2633, Senningerberg, Luxembourg, at the Grand Duchy of Luxembourg.
- STANDARD BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 2130447, with corporate domicile at 20 Gresham Street, EC2V 7JE, London (United Kingdom), and with tax identification number GB625861525.
- TOMPKINS SQUARE PARK S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0480126; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number 2005 2441 758, and with corporate seat in 12 Rue Jean Engling L-1466, Luxembourg, at the Grand Duchy of Luxembourg.

B. Characteristics of the Increase in Capital

(a) Share Subscription Price upon exercise of the Prisa Warrants

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673. This may be adjusted exclusively in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(b) Amount of the increase in capital

In accordance with article 414 LSC, it is proposed to increase the Company's share capital in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen effective increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

However, this maximum number of New Shares which can be issued is subject to possible change as a result of potential adjustments to the Share Subscription Price

(c) Exchange value and payment for the increase in capital

The increase in capital will be paid for entirely through the set-off of the Receivables as established above.

(d) Rights attached to the new shares

The new shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil).*

(e) **Pre-emption rights**

In accordance with article 304 LSC, no pre-emption rights will apply to the new shares. The article provides that only in increases in capital with the issue of new shares against cash contributions will each shareholder have the right to subscribe for a number of shares that is proportional to the nominal value of shares already held. Therefore, as this proposed issue of new shares is an increase in capital through the set-off of Receivables in accordance with article 301 LSC it does not involve any cash contributions and no pre-emption rights will apply.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It will be resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

The board of directors will also be authorised to apply, if considered appropriate, for the Class A ordinary shares issued under the resolution that is proposed and that is the subject of this management report to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

In accordance with article 311.1 LSC, the possibility of under-subscription to the increase is expressly provided for. Consequently, the increase in capital will be limited to the amount corresponding to the exercise of the Prisa Warrants.

(i) **Delegation of powers and execution of the increase in capital**

The board of directors will propose to the general meeting, in accordance with article 297.1.a) LSC, delegation to the board itself, with express powers of substitution by the delegated committee, the chairman and the chief executive officer, of the necessary powers to execute the resolution to increase the capital as required for the rights attached to the Prisa Warrants to be exercised from time to time and to amend, accordingly, the wording of article 6 of the By-laws to adapt it, on one or more occasions, to the new figure of resulting share capital following the increase in capital for rights attached to the Prisa Warrants to be exercised and to apply for the admission to trading of the New Shares thereby issued on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, through the Spanish Stock Exchange Interconnection System (*Sistema*

de Interconexión Bursátil, "SIBE"), and to take all steps detailed in the proposed resolution that is the subject of this report.

V. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of the resolution to issue warrants and increase capital, proposed and that is the subject of this management report, is on condition that previously (i) the Facility Agreement has come into force; (ii) the Receivables have been created with the characteristics and in the way detailed in paragraph IV A (a) above; and (iii) the Company has chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants that enable the holders to subscribe for Class A ordinary shares of Prisa.

VI. TEXT OF THE PROPOSED RESOLUTION

Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

I. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS

(a) Issue

It is resolved to issue a number of warrants of Promotora de Informaciones, S.A. (the "**Company**" or "**Prisa**") that give holders the right to subscribe for new Class A ordinary shares of Prisa (the "**New Shares**"), exclusively through the set-off of receivables, consequently, without pre-emption rights, in accordance with the terms and conditions set out below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**"). The necessary powers are delegated to the board of directors to execute the warrant issue (understood, on each occasion that powers are delegated under this resolution, that carried with these are express powers of substitution, under the applicable legislation, by the subcommittee, by the chairman and by the chief executive officer).

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(b) Prisa Warrants Issue Price

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company a new facility for approximately three hundred and fifty-three million euros.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date that the proposal that is subject to this resolution is approved by the board of directors, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date hereof, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholders resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the proposal that is subject to this resolution approval by the board of directors the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital. Furthermore and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance, as applicable, of each of the Projected Capital Increases, the holders of the Prisa Warrants will retain the same proportion (17%) of Prisa's share capital as mentioned above. In the case that between the date of the approval of the proposal that is subject of this resolution by the board of directors and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants. Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros per share (the "**Share**

Subscription Price"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees to shares splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

Finally, if the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the five (5) year period referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257

Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597
Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

The Prisa Warrants will be freely transferable, as described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) Changes in the terms and conditions of the rights attached to the Prisa Warrants

Changes to the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and all of the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants that is of a formal, minor or technical nature or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) Legislation applicable to the Warrants and jurisdiction

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

In accordance with article 414.2 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**"), application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on the management report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

II. INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

(a) Increase in capital through set-off of Receivables

It is resolved to increase the Company's share capital on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised) in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

The maximum number of New Shares issued is subject to change as a result of the potential adjustments to the Share Subscription Price.

In accordance with article 297.1.a) LSC, it is resolved to delegate to the board of directors, (understood, on each occasion that powers are delegated under this resolution, that these carry with them express powers of substitution under applicable legislation, by the subcommittee, by the chairman and by the chief executive officer, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights attached to the Prisa Warrants to be exercised, through the issue of new Class A ordinary shares of the Company according to the characteristics detailed below.

(b) Nature and characteristics of the receivables to set off

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of a new liquidity facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on this resolution has to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of a commission for the structuring of and guarantee to provide the committed additional funds (the "**Structuring Commission**"). This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after this resolution is approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with this resolution. Accordingly, the issue of Prisa Warrants will depend, among other things, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

In accordance with article 301 LSC, together with the notice of the general meeting the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables

and that the amount of that record is the same as or higher than the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Share Subscription Price upon exercise of the Prisa Warrants**

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673.This may be adjusted only in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(d) **Rights attached to the new shares**

The New Shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with the provisions of article 304 LSC, no pre-emption rights will apply to the new shares.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It is resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

If application is subsequently made to delist the Company's shares, that resolution will be adopted according to the same applicable formalities and, in that event, the interests of those shareholders who oppose the delisting resolution or do not vote on it will be guaranteed.

The board of directors is authorised to apply, if considered appropriate, for the Class A ordinary shares, issued under this resolution, to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

For the purposes of article 311.1 LSC, the possibility of under-subscription to the increase in capital is expressly provided for. Consequently, if the new Class A ordinary shares of the Company were not all subscribed for, the increase in capital could be declared as fixed at the amount of the shares that have been subscribed and paid up.

(i) **Amendment of article 6 of the articles of association**

As a result of the increase in capital, it is resolved to amend article 6 of the By-laws, responsibility for the final drafting of which is delegated to the board of directors in accordance with paragraph IV below, once the new shares have definitely been issued and paid up.

III. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of this resolution to issue Prisa Warrants and increase capital is on conditional upon (i) the valid execution and the coming into force of the Facility Agreement; (ii) the Receivables having been created with the characteristics and in the way detailed in paragraph IV (a) above and in the management report; (iii) and the Company having chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants to enable the holders to subscribe for Class A ordinary shares of Prisa.

IV. DELEGATION OF POWERS

Without limiting the specific powers delegated in the preceding sections, it is resolved to authorise the board of directors, as fully as legally necessary and with express powers of substitution by the delegated committee, by the chairman and by the chief executive officer, so that any of them, acting individually, may execute this resolution, being able in particular, by way of example and without limitation, to:

(i) Assess and verify freely whether the conditions precedent to which this resolution is subject have been satisfied.

(ii) Elect (where appropriate and taking into account the above circumstances) that the Company satisfies the Receivables either by cash or by the delivery of the Prisa Warrants, on the understanding that if the Company opts for this second option, the Receivables will be claimable by way of exercise of the Warrants Prisa.

(iii) Extend and develop this resolution, setting the date or dates of issue, the terms and conditions of the issue where not provided for in this resolution and to take all the actions necessary for the best execution and operation of the delivery and functioning of the Prisa Warrants, including, as applicable, any publications that are necessary.

(iv) Appear before a notary public and execute as a deed (notarise) the corresponding document for the issue of the Prisa Warrants subject to this resolution and request the filing of that deed at the Companies Registry (*Registro Mercantil)* and to make the required announcements of the issue and to execute the private and public documents necessary for subscription to the Prisa Warrants to be declared as closed.

(v) Execute the resolution to increase the Company's capital, issuing and putting into circulation, on one or more occasions, the Class A ordinary shares representing the Company that are necessary for the holders of the Prisa Warrants to exercise their rights,

and amend the article in the By-laws containing the statement of capital, cancelling the portion of that increase in capital that was not necessary for the holders of the Prisa Warrants to exercise their rights and apply for the admission to trading on Spanish or foreign stock exchanges and inclusion in the Spanish Stock Exchange Interconnection System (*Sistema de Interconexión Bursátil*, "SIBE") of the Class A ordinary shares issued.

(vi) Apply for the admission to trading of the Class A shares issued as a result of resolutions to increase capital at the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(vii) Draft, sign and submit, as applicable, to the Spanish securities market regulator (the "CNMV") or any other regulatory authorities as applicable, in connection with the issue and admission to trading of the new shares issued as a result of the exercise of the Prisa Warrants, the prospectus and prospectus supplements that are necessary, accepting the responsibility for these, and for the other documents and information required in accordance with the Spanish Securities Market Act 1988 (*Ley 24/1988, de 28 de julio, del Mercado de Valores*) and Royal Decree 1310/2005, of 4 November 2005 (amended by Royal Decree 1698/2012, of 21 December 2012), with regard to the admission to trading of securities on regulated secondary markets, public offerings and the required prospectuses for these purposes, where applicable. Further, to take any action or step or make any representation in the Company's name that is required by the CNMV, Iberclear, the companies running the Spanish stock exchanges and any other Spanish or foreign private or public registry or entity or body and to complete all the processes necessary for the new Class A ordinary shares resulting from the increase in capital to be recognised in the accounting records of Iberclear and admitted to trading on the stock exchanges on which the Company's currently issued shares are traded, and in the SIBE).

(viii) Negotiate and sign and endorse or ratify, as applicable, on the terms considered most appropriate, the required agreements with the financial institutions which, if necessary, are involved in the issue and placement of the Prisa Warrants.

(ix) Clarify, interpret, specify, supplement or amend, as applicable, the resolutions adopted by the shareholders at the general meeting or those produced in all documents or deeds executed to implement those resolutions and, in particular, any and all flaws, omissions or errors, in form and substance, that prevent registration of the resolutions and their consequences at the Companies Registry, the CNMV or any other official registries.

(x) Execute in the Company's name all private or public documents necessary or convenient for the issue of the Prisa Warrants subject to this resolution and, in general, complete all the steps necessary for this resolution to be implemented and the Prisa Warrants to be actually put into circulation, including the signature of registered certificates representing the Prisa Warrants.

This report has been prepared and approved on 23 October 2013.

Promotora de Informaciones, S.A.

Special report on the issue of warrants that will entitle holders to subscribe ordinary class A shares through the set-off of loans in accordance with the provisions of Article 301 of the Consolidated Spanish Limited Liability Companies Law

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SPECIAL REPORT ON THE ISSUE OF WARRANTS THAT WILL ENTITLE HOLDERS TO SUBSCRIBE ORDINARY CLASS A SHARES THROUGH THE SET-OFF OF LOANS IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 301 OF THE CONSOLIDATED SPANISH LIMITED LIABILITY COMPANIES LAW

To the Shareholders of Promotora de Informaciones, S.A.:

For the purposes provided for in Article 301 of the Consolidated Spanish Limited Liability Companies Law, applicable by analogy, we issue this Special Report on the proposal prepared by the directors to issue warrants and carry out the related capital increase through the set-off of loans to cover these warrants, which will entitle the holders thereof to subscribe new ordinary class A shares of Promotora de Informaciones, S.A. for an initial nominal amount of up to EUR 21,560,516 with a share premium of EUR 36,070,742, extendable at a later date and under certain conditions up to a maximum nominal amount of EUR 37,266,130 with a share premium of EUR 62,346,236 (the "warrants"). These warrants will be subscribed by certain of the Company's creditors to set-off the loans arising in connection with the "Structuring Commission" associated with the obtainment of financing. The agreed-upon proposal was included in the report prepared by the Board of Directors on 23 October 2013, which is presented in the accompanying document.

Our work consisted of verifying, in accordance with generally accepted auditing standards, the information prepared under the responsibility of the Board of Directors in the aforementioned document in relation to the loans to be converted to increase capital. We also verified that at least 25% of the loans are liquid, past-due and claimable and that the remaining loans mature within five years.

At the date of this special report, the loans addressed in the proposal to increase capital had not yet fallen due and, therefore, did not qualify as being at least 25% liquid, past-due and claimable. However, the Board of Directors of Promotora de Informaciones, S.A., according with the text of the accompanying document, confirmed that these loans, available for set-off, will meet in due course, the requirements established in Article 301 of the Spanish Limited Liability Companies Law since the financing will be entered into after the warrants have been issued and the related capital increase, to cover the aforementioned warrants to which the accompanying document refers, has been carried out.

In our opinion, except as indicated in the paragraph above, the accompanying document prepared by the Board of Directors provides adequate information with respect to the future loans to be converted in order to increase the share capital of Promotora de Informaciones, S.A. to cover, when necessary, the exercise of the warrants that the Board of Directors intends to issue.

Additionally, and to comply with the provisions of Article 301 of the Spanish Limited Liability Companies Law, on the date that the loan arising in connection with the "Structuring Commision" accrues and remains posted in the accounting books of Promotora de Informaciones, S.A., we will issue a new complementary certification in which we will credit, as appropriate, if at that date the entire amount of the loans to set-off are at least 25% liquid, past-due and claimable, and if the remaining loans mature within five years.

This special report was prepared solely for purposes provided for in Article 301 of the Consolidated Spanish Limited Liability Companies Law and, accordingly, may not be used for any other purpose.

DELOITTE, S.L.

Fernando García Beato
7 November 2013

PRISA

REPORT FROM THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. IN CONNECTION WITH THE PROPOSED ISSUE OF WARRANTS AND CORRESPONDING INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES TO COVER THE WARRANTS INCLUDED IN THE FIRST ITEM ON THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

I. OBJECT OF THE REPORT

At its meeting of 23 October 2013, the board of directors of Promotora de Informaciones, S.A. ("**Prisa**" or the "**Company**") agreed to call an extraordinary general meeting of shareholders to be held at first call on 9 December 2013 and at second call on 10 December 2013 and to submit for approval at that general meeting, as item one on the agenda, an issue of warrants and corresponding increase in capital to cover those warrants.

This report has been prepared by the members of Prisa's board of directors in accordance with article 286 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**") and in connection with articles 297.1.a) and 301 LSC and related provisions in the Spanish Companies Registry Regulations (*Reglamento del Registro Mercantil*) and, by analogy, article 414.2 LSC.

The object of the report is to explain and give reasons for the issue of the warrants by the Company (the "**Issue**") that will entitle holders to subscribe for Class A ordinary shares of the Company (the "**New Shares**"), the corresponding increase in capital through the set-off of Receivables (as defined below), in the amount necessary, that will take place if the rights attached to those warrants are exercised and the delegation to the board of directors with the necessary powers to execute the Issue (when the conditions for it have been satisfied and the increase in capital, where not agreed by the general meeting).

Shareholders are first offered an explanation, below, for the proposed Issue at the general meeting and the reasons for the Issue.

II. ISSUE DESCRIPTION, CONTEXT AND REASONS

The proposed Issue, for which approval is sort at the general meeting of shareholders by way of the resolution referred to in this management report, is part of the process of refinancing the Company's bank debt (the "**Refinancing**"). The fundamental terms and conditions of which have been agreed with a number of banks that have granted the Company the various lines of credit that are now modified and integrated into a single transaction ("**Creditor Banks**"), various institutional investors and funds specialised in the acquisition of discounted debt and have acquired a portion of Prisa's debt in the secondary market. These institutional investors and funds (the "**Institutional Investors**"), who hold a significant portion of the Group's debt, besides agreeing to refinance the existing debt on the terms described herein, have agreed to provide additional financing that will cover the Group's medium-term cash requirements.

(Free translation from the original in Spanish language)

This new facility totals approximately three hundred and fifty-three million euros (€353,000,000) and will be arranged simultaneously to completion of the above process of Refinancing, which the aforementioned Institutional Investors have also agreed to support (the "**Additional Facility**").

In the opinion of the Company's directors, the agreement reached constitutes a satisfactory solution to Prisa's financial position, taking into consideration the financial and market environment in which the Company operates and the terms of the financing agreements that are now modified. Under these terms, following what was the usual market practice at the date of the agreements, any minimal material change to these agreements must be accepted by all creditors. This has meant that in recent years replacement or adaptation of the Group's debt in line with its operations has involved very complex negotiation processes, in which it was necessary to bring together parties with different starting positions or interests.

This difference in interests has recently become more pronounced following the acquisition of a significant portion of the Group's debt by the Institutional Investors, who have a different outlook on the return of debt and its timing and whose investment strategy is not necessarily connected with the running of the Company, which, in connection to the need for unanimity, gives them a highly effective blocking power. The difference in these Institutional Investors' interests compared to the Creditor Banks, tied to the stringencies stated for refinancing the Company's debt, put the Company in a difficult negotiating position, especially taking into account that an agreement had already been reached with the Group's main Creditor Banks and that this agreement had to be approved by all creditors. Taking into account the above, along with the need for additional financing for the Company and because the proposed Refinancing agreed upon manages to join together very different interests and provide an acceptable solution for all parties involved, Prisa's board considers it satisfactory.

As is usual in this type of facility, which incorporate a previous debt that is being refinanced, the Additional Facility will enjoy certain rights of seniority over the pre-existing debt.

Furthermore, as part of the financial conditions attached to the Additional Facility, the Institutional Investors will be entitled to receive a structuring and assuring commission (the "**Structuring Commission**"), which the Company can pay either in cash or through delivery of New Shares through the exercise of the Prisa Warrants, as defined below, in the increase in capital through the sett-off of receivables, that is the subject of this report.

The cost of the agreement reached and, in particular, the amount of the Structuring Commission is, in the board's view, justified and appropriate in the circumstances, especially taking into account that this derives from the Institutional Investors' undertaking to refinance existing debt as well as to provide the Company with the Additional Facility.

Further, considering the disparity in interests between the Institutional Investors and the Creditor Banks, reopening negotiations over the Refinancing agreed in June of this year with the Creditor Banks to make room for the Institutional Investors would have involved further delay and major uncertainty as to whether an agreement could be reached that would have been acceptable to both types of creditors.

All this would have involved high risk for the Company's continuity, particularly in view of its liquidity situation at the time of that agreement. In this context, the Institutional Investors

accepting the structure of the Refinancing agreed with the main Creditor Banks for the refinancing of their pre-existing debt was a priority for the Company's board and management team. Accordingly, it was decided to tie the accrual of the Structuring Commission to the Additional Facility, thereby allowing the arrangement of the Refinancing of the Group's total debt, which is close to €3,2 billion, in an acceptable timeframe.

This commission and its possible conversion into shares of the Company is usual practice such kinds of processes, in which parties like the Institutional Investors that agree to refinance its debt, putting more resources at its disposal, also wish to participate in the expected recovery in its value.

III. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS.

The implementation of the first resolution on the agenda to which this report refers, namely the Issue, if approved by the shareholders at the general meeting, gives holders the right to subscribe for New Shares, according to the terms and conditions stated below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**").

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(a) Issuer details

The issuer is Promotora de Informaciones, S.A.; a Spanish company whose registered office is at calle de Gran Vía, número 32, Madrid.

According to article 6 of the Company's By-laws, the share capital, at the date hereof, is ONE HUNDRED AND FIVE MILLION TWO HUNDRED AND SIXTY-SIX THOUSAND FORTY SEVEN EUROS AND TWENTY CENTS (€105,266,047.20), fully subscribed and paid up. The share capital is represented by SEVEN HUNDRED AND FORTY MILLION SIX HUNDRED AND FIFTY-NINE THOUSAND FOUR HUNDRED AND SIXTEEN (740,659,416) Class A ordinary shares, of a nominal value of €0.10 each and numbered in sequence from 1 to 740,659,416; and by THREE HUNDRED AND TWELVE MILLION ONE THOUSAND AND FIFTY-SIX (312,001,056) Class B convertible non-voting shares, with a nominal value of €0.10 each and numbered sequentially from 1 to 312,001,056.

The Company´s corporate purpose includes:

a) Managing and operating all types of owned or third-party news and social communications media, whatever their technical form, including the publication of printed newspapers.

b) Promoting, planning, and executing on behalf of itself or for other entities, either directly or through third parties, of all types of communications media, industrial, commercial and service projects, transactions or businesses.

c) Incorporating businesses or companies, participating in already existing companies, even with a controlling interest, and entering into association with third parties in transactions and businesses through collaboration agreements.

d) Acquiring, holding, either directly or indirectly, leasing or otherwise disposing of all types of personal or real property or rights therein.

e) Contracting and providing advisory, acquisition and management services to third parties, either through intermediation, representation, or any other type of collaboration method on the Company's behalf or for third parties.

f) Involvement in capital and money markets through the management, purchase and sale of fixed income or equity securities or any other type of securities on behalf of the Company.

(b) **Prisa Warrants Issue Price**

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company the Additional Facility for approximately three hundred and fifty-three million euros, and in service of their support and commitment to that Refinancing with regard to their pre-existing receivables.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they have the right to subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date of approval of the proposal that is the subject of this report, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date of this report, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from the payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholder resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the approval of the proposal that is the subject of this report by the board of directors, the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital.

Similarly and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355 euros, the Prisa

Warrant will confer on the holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance of each of the Projected Capital Increases, as applicable, the holders of the Prisa Warrants will retain the same proportion (17 per cent.) of Prisa's resulting share capital, as mentioned above. In the case that between the date of the approval by the board of directors of the proposal that is subject to this report and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants: Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros (the "**Share Subscription Price**"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees share splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

If the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares beforehand.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the period of five (5) years referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) Form of representation of the Prisa Warrants

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) Recipients and holders of the Prisa Warrants

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	**Amount of Receivables (euros)**
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257
Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597

Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

However, the Prisa Warrants will be freely transferable in the way described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes in the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and of all the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants of a formal, minor, or technical nature, or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

Finally, in accordance with article 414.2 LSC, application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on this report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

IV. INCREASE IN SHARE CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

The board of directors will propose to the general meeting of shareholders the increase to the Company's share capital, on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised), in the amount necessary for the rights attached to the Prisa Warrants to be exercised, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription. At the same time, it will propose to delegate to the board of directors, in accordance with article 297.1.a) LSC, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights associated with the Prisa Warrants to be exercised, through the issue of New Shares of the Company according to the characteristics detailed below.

A. Information on the receivables to set off

(a) Nature and characteristics of the receivables to set off

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of the new Additional Facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on the proposal that is subject of this report is to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of the Structuring Commission. This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after the resolutions contained in the proposal referred to herein are approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the Refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with the proposed resolution referred to herein. Accordingly, this Issue is conditional, among other factors, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into

account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

(b) **Certificate from the Company's auditor for the purposes of article 301 LSC**

In accordance with article 301 LSC, together with the notice of the general meeting, the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables and that the amount of that record is the same as, or higher than, the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Identity of contributors**

Details of the creditors whose Receivables are to be set off are included below:

- SILVER POINT LUXEMBOURG PLATFORM S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 16-1733049; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 114.380, and with corporate seat in 25A, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.
- MONARCH MASTER FUNDING 2 (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 2009 2433 758, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 149.701 and with corporate seat in 65 Boulevard Grande Duchesse Charlotte, L-1331, Luxembourg, at the Grand Duchy of Luxembourg.
- KNIGHTHEAD CAPITAL INVESTMENTS S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 144660 and with corporate seat in 412F, route d'Esch, L-2086, Luxembourg, at the Grand Duchy of Luxembourg.
- CSCP II ACQUISITION LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1035100, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 166367 and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- CCP CREDIT ACQUISITION HOLDINGS LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0593715; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 138981, and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- BARCLAYS BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 1026167, with corporate domicile at 1 Churchill Place, Canary Wharf, E14 5HP, London England (United Kingdom), and with Tax Identification Number 21610 01560.

- BLUEBAY GLOBAL UNCONSTRAINED HIGH YIELD INVESTMENTS (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 172932, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY HIGH INCOME LOAN INVESTMENTS (LUXEMBOURG) S.A.: company duly incorporated under the laws of Luxembourg; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 143293, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY FUNDS - BLUEBAY HIGH YIELD BOND FUND: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1055974; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 88020, and with corporate seat in 2-8 Avenue Charles de Gaulle, L-1653, Luxembourg, at the Grand Duchy of Luxembourg.

- BURLINGTON LOAN MANAGEMENT LTD: company duly incorporated under the laws of Ireland, with tax identification number 9703681B; registered under the number 470093, and with corporate seat in 5 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

- CREDIT SUISSE INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England and Wales, registered under number 02500199, with corporate domicile at One Cabot Square, E14 4QJ, London (United Kingdom), and with tax identification number 268/23500 41912.

- THRACIA LLC.: company duly incorporated under the laws of the State of New York, registered under the number 13-4007380 and with corporate domicile at 1350 Avenue of the America, New York, New York 10019.

- MERRILL LYNCH INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England, registered under number 2312079, with corporate domicile at 2, King Edward Street, EC1A 1HQ, London (United Kingdom), and with tax identification number N0069776C.

- SCULPTOR HOLDINGS II, S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 134294 and with corporate seat in 6D, Route de Trèves, L-2633, Senningerberg, Luxembourg, at the Grand Duchy of Luxembourg.
- STANDARD BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 2130447, with corporate domicile at 20 Gresham Street, EC2V 7JE, London (United Kingdom), and with tax identification number GB625861525.
- TOMPKINS SQUARE PARK S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0480126; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number 2005 2441 758, and with corporate seat in 12 Rue Jean Engling L-1466, Luxembourg, at the Grand Duchy of Luxembourg.

B. Characteristics of the Increase in Capital

(a) Share Subscription Price upon exercise of the Prisa Warrants

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673. This may be adjusted exclusively in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(b) Amount of the increase in capital

In accordance with article 414 LSC, it is proposed to increase the Company's share capital in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen effective increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

However, this maximum number of New Shares which can be issued is subject to possible change as a result of potential adjustments to the Share Subscription Price

(c) Exchange value and payment for the increase in capital

The increase in capital will be paid for entirely through the set-off of the Receivables as established above.

(d) Rights attached to the new shares

The new shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with article 304 LSC, no pre-emption rights will apply to the new shares. The article provides that only in increases in capital with the issue of new shares against cash contributions will each shareholder have the right to subscribe for a number of shares that is proportional to the nominal value of shares already held. Therefore, as this proposed issue of new shares is an increase in capital through the set-off of Receivables in accordance with article 301 LSC it does not involve any cash contributions and no pre-emption rights will apply.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It will be resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

The board of directors will also be authorised to apply, if considered appropriate, for the Class A ordinary shares issued under the resolution that is proposed and that is the subject of this management report to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

In accordance with article 311.1 LSC, the possibility of under-subscription to the increase is expressly provided for. Consequently, the increase in capital will be limited to the amount corresponding to the exercise of the Prisa Warrants.

(i) **Delegation of powers and execution of the increase in capital**

The board of directors will propose to the general meeting, in accordance with article 297.1.a) LSC, delegation to the board itself, with express powers of substitution by the delegated committee, the chairman and the chief executive officer, of the necessary powers to execute the resolution to increase the capital as required for the rights attached to the Prisa Warrants to be exercised from time to time and to amend, accordingly, the wording of article 6 of the By-laws to adapt it, on one or more occasions, to the new figure of resulting share capital following the increase in capital for rights attached to the Prisa Warrants to be exercised and to apply for the admission to trading of the New Shares thereby issued on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, through the Spanish Stock Exchange Interconnection System (*Sistema*

de Interconexión Bursátil, "SIBE"), and to take all steps detailed in the proposed resolution that is the subject of this report.

V. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of the resolution to issue warrants and increase capital, proposed and that is the subject of this management report, is on condition that previously (i) the Facility Agreement has come into force; (ii) the Receivables have been created with the characteristics and in the way detailed in paragraph IV A (a) above; and (iii) the Company has chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants that enable the holders to subscribe for Class A ordinary shares of Prisa.

VI. TEXT OF THE PROPOSED RESOLUTION

Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

I. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS

(a) Issue

It is resolved to issue a number of warrants of Promotora de Informaciones, S.A. (the "**Company**" or "**Prisa**") that give holders the right to subscribe for new Class A ordinary shares of Prisa (the "**New Shares**"), exclusively through the set-off of receivables, consequently, without pre-emption rights, in accordance with the terms and conditions set out below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**"). The necessary powers are delegated to the board of directors to execute the warrant issue (understood, on each occasion that powers are delegated under this resolution, that carried with these are express powers of substitution, under the applicable legislation, by the subcommittee, by the chairman and by the chief executive officer).

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(b) Prisa Warrants Issue Price

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company a new facility for approximately three hundred and fifty-three million euros.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date that the proposal that is subject to this resolution is approved by the board of directors, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date hereof, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholders resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the proposal that is subject to this resolution approval by the board of directors the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital. Furthermore and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance, as applicable, of each of the Projected Capital Increases, the holders of the Prisa Warrants will retain the same proportion (17%) of Prisa's share capital as mentioned above. In the case that between the date of the approval of the proposal that is subject of this resolution by the board of directors and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants. Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros per share (the "**Share**

Subscription Price"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees to shares splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

Finally, if the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the five (5) year period referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257

Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597
Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

The Prisa Warrants will be freely transferable, as described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes to the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and all of the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants that is of a formal, minor or technical nature or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

In accordance with article 414.2 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**"), application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on the management report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

II. INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

(a) **Increase in capital through set-off of Receivables**

It is resolved to increase the Company's share capital on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised) in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

The maximum number of New Shares issued is subject to change as a result of the potential adjustments to the Share Subscription Price.

In accordance with article 297.1.a) LSC, it is resolved to delegate to the board of directors, (understood, on each occasion that powers are delegated under this resolution, that these carry with them express powers of substitution under applicable legislation, by the subcommittee, by the chairman and by the chief executive officer, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights attached to the Prisa Warrants to be exercised, through the issue of new Class A ordinary shares of the Company according to the characteristics detailed below.

(b) **Nature and characteristics of the receivables to set off**

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of a new liquidity facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on this resolution has to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of a commission for the structuring of and guarantee to provide the committed additional funds (the "**Structuring Commission**"). This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after this resolution is approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with this resolution. Accordingly, the issue of Prisa Warrants will depend, among other things, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

In accordance with article 301 LSC, together with the notice of the general meeting the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables

and that the amount of that record is the same as or higher than the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Share Subscription Price upon exercise of the Prisa Warrants**

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673.This may be adjusted only in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(d) **Rights attached to the new shares**

The New Shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with the provisions of article 304 LSC, no pre-emption rights will apply to the new shares.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It is resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

If application is subsequently made to delist the Company's shares, that resolution will be adopted according to the same applicable formalities and, in that event, the interests of those shareholders who oppose the delisting resolution or do not vote on it will be guaranteed.

The board of directors is authorised to apply, if considered appropriate, for the Class A ordinary shares, issued under this resolution, to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

For the purposes of article 311.1 LSC, the possibility of under-subscription to the increase in capital is expressly provided for. Consequently, if the new Class A ordinary shares of the Company were not all subscribed for, the increase in capital could be declared as fixed at the amount of the shares that have been subscribed and paid up.

(i) **Amendment of article 6 of the articles of association**

As a result of the increase in capital, it is resolved to amend article 6 of the By-laws, responsibility for the final drafting of which is delegated to the board of directors in accordance with paragraph IV below, once the new shares have definitely been issued and paid up.

III. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of this resolution to issue Prisa Warrants and increase capital is on conditional upon (i) the valid execution and the coming into force of the Facility Agreement; (ii) the Receivables having been created with the characteristics and in the way detailed in paragraph IV (a) above and in the management report; (iii) and the Company having chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants to enable the holders to subscribe for Class A ordinary shares of Prisa.

IV. DELEGATION OF POWERS

Without limiting the specific powers delegated in the preceding sections, it is resolved to authorise the board of directors, as fully as legally necessary and with express powers of substitution by the delegated committee, by the chairman and by the chief executive officer, so that any of them, acting individually, may execute this resolution, being able in particular, by way of example and without limitation, to:

(i) Assess and verify freely whether the conditions precedent to which this resolution is subject have been satisfied.

(ii) Elect (where appropriate and taking into account the above circumstances) that the Company satisfies the Receivables either by cash or by the delivery of the Prisa Warrants, on the understanding that if the Company opts for this second option, the Receivables will be claimable by way of exercise of the Warrants Prisa.

(iii) Extend and develop this resolution, setting the date or dates of issue, the terms and conditions of the issue where not provided for in this resolution and to take all the actions necessary for the best execution and operation of the delivery and functioning of the Prisa Warrants, including, as applicable, any publications that are necessary.

(iv) Appear before a notary public and execute as a deed (notarise) the corresponding document for the issue of the Prisa Warrants subject to this resolution and request the filing of that deed at the Companies Registry (*Registro Mercantil)* and to make the required announcements of the issue and to execute the private and public documents necessary for subscription to the Prisa Warrants to be declared as closed.

(v) Execute the resolution to increase the Company's capital, issuing and putting into circulation, on one or more occasions, the Class A ordinary shares representing the Company that are necessary for the holders of the Prisa Warrants to exercise their rights,

and amend the article in the By-laws containing the statement of capital, cancelling the portion of that increase in capital that was not necessary for the holders of the Prisa Warrants to exercise their rights and apply for the admission to trading on Spanish or foreign stock exchanges and inclusion in the Spanish Stock Exchange Interconnection System (*Sistema de Interconexión Bursátil*, "SIBE") of the Class A ordinary shares issued.

(vi) Apply for the admission to trading of the Class A shares issued as a result of resolutions to increase capital at the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(vii) Draft, sign and submit, as applicable, to the Spanish securities market regulator (the "CNMV") or any other regulatory authorities as applicable, in connection with the issue and admission to trading of the new shares issued as a result of the exercise of the Prisa Warrants, the prospectus and prospectus supplements that are necessary, accepting the responsibility for these, and for the other documents and information required in accordance with the Spanish Securities Market Act 1988 (*Ley 24/1988, de 28 de julio, del Mercado de Valores*) and Royal Decree 1310/2005, of 4 November 2005 (amended by Royal Decree 1698/2012, of 21 December 2012), with regard to the admission to trading of securities on regulated secondary markets, public offerings and the required prospectuses for these purposes, where applicable. Further, to take any action or step or make any representation in the Company's name that is required by the CNMV, Iberclear, the companies running the Spanish stock exchanges and any other Spanish or foreign private or public registry or entity or body and to complete all the processes necessary for the new Class A ordinary shares resulting from the increase in capital to be recognised in the accounting records of Iberclear and admitted to trading on the stock exchanges on which the Company's currently issued shares are traded, and in the SIBE).

(viii) Negotiate and sign and endorse or ratify, as applicable, on the terms considered most appropriate, the required agreements with the financial institutions which, if necessary, are involved in the issue and placement of the Prisa Warrants.

(ix) Clarify, interpret, specify, supplement or amend, as applicable, the resolutions adopted by the shareholders at the general meeting or those produced in all documents or deeds executed to implement those resolutions and, in particular, any and all flaws, omissions or errors, in form and substance, that prevent registration of the resolutions and their consequences at the Companies Registry, the CNMV or any other official registries.

(x) Execute in the Company's name all private or public documents necessary or convenient for the issue of the Prisa Warrants subject to this resolution and, in general, complete all the steps necessary for this resolution to be implemented and the Prisa Warrants to be actually put into circulation, including the signature of registered certificates representing the Prisa Warrants.

This report has been prepared and approved on 23 October 2013.

In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Promotora de Informaciones, S.A. (PRISA)

Special report on the issue of warrants in accordance with the provisions of article 414.2 of the Capital Companies Act

Madrid, 7 November 2013

BDO

SPECIAL REPORT ON THE ISSUE OF WARRANTS IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 414.2 OF THE CAPITAL COMPANIES ACT

To the Shareholders of **Promotora de Informaciones, S.A.**

For the purposes set out in article 414.2 of the Capital Companies Act (*Ley de Sociedades de Capital*, hereinafter "LSC") and in accordance with the assignment received from Promotora de Informaciones, S.A. (hereinafter "Prisa" or "the Company"), by appointment made by the XV Commercial Registrar for Madrid, Mr. Juan Pablo Ruano Borrella, under his dossier number 456/13, we issue the following Special Report on the proposed issue of warrants and corresponding increase in capital through the set-off of receivables (hereinafter "the Operation"), accompanied by the attached Report from the Company's Board of Directors (hereinafter "the Report from the Board of Directors") which they put at the disposal of the Company's shareholders.

The Operation is part of the process for refinancing Prisa's bank debt, the terms and conditions of which were agreed with a number of banks that have granted the Company the various lines of credit that are now being modified and integrated into a single transaction, as well as with different institutional investors and funds specialised in the acquisition of discounted debt and which have acquired part of Prisa's debt in the secondary market. These institutional investors and funds, which hold an important amount of Prisa's debt, as well as agreeing to refinance the existing debt under the agreed terms, have agreed to provide an additional financing facility that will cover the Company's financing requirements over the medium-term. As part of the economic conditions applying to the financing, the institutional investors will be entitled to receive a structuring and assuring commission, which the Company can pay either in cash or through delivery of new shares through the exercise of the warrants in the increase in capital through the set-off of receivables.

The proposed subscription price for the Company's new shares upon exercising the rights attached to the warrants will be fixed and set at 0.2673 euros, compromising a nominal value of 0.10 euros and a share premium of 0.1673 euros. The Company's share capital is to increase in the amount necessary for the rights attached to the warrants to be exercised and which will total a maximum foreseen effective increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 new shares, the exchange value of the increase being the receivables set off and providing for the possibility of under-subscription. As this proposed issue of new shares is an increase in capital through the set-off of receivables in accordance with article 301 LSC it does not involve any cash contributions and no pre-emption rights will apply.

The purpose of our work is not that of certifying the price of the issue or conversion of the warrants but exclusively to state, from the application of the procedures set out in the Technical Standard relating to the preparation of this type of special report relating to the provisions of article 414.2 LSC, whether the Report drawn up by the Company's Board of Directors on 23 October

2013 contains the required information, as set out in the aforementioned Technical Standard, which includes the explanation of the bases and forms relating to the conversion.

In accordance with article 414.2 and the aforementioned Technical Standard, the following were the procedures applied in the performance of our work:

a. Obtaining and analysing the following information:

  - Document requesting the appointment of an auditor for preparing the special report filed on 28 October 2013 by Prisa with the Madrid's Commercial Registry.
  - Appointment made by the XV Commercial Registrar for Madrid (hereinafter, "the Commercial Registrar") of BDO Auditores, S.L. dated 31 October 2013 for the preparation of the mandatory special report.
  - Report from the Board of Directors in connection with the emission of warrants over the Company's shares and corresponding increase in capital to cover those warrants dated 23 October 2013.
  - The Company's consolidated annual accounts along with the audit report for the financial year ended 31 December 2012 and issued by Deloitte, S.L. on 7 March 2013.
  - The Company's consolidated interim financial statements at 30 June 2013 along with the auditor's limited review of these.
  - Minutes of the Company's Shareholders' Meetings and of the meetings of the Board of Directors held between 1 January 2013 up until the date of this report.
  - Information and explanations from the Company's Management relating to subsequent events.
  - Other information considered to be of interest for the performance of our work.

b. Meetings held with the Company's Management of the Company and its advisers for the purpose of gathering other information considered to be of use in the performance of our work.

c. Evaluation as to whether the Directors' Report contains the information considered to be necessary and sufficient for its adequate interpretation and understanding by its addressees.

d. Confirmation that the conversion price for the warrants over shares is not below the nominal value of the shares for which they have to be converted, which is 0.10 euros per share at the date of this report.

e. Verification of the calculations used in determining the bases for and forms of warrants conversion into shares.

f. Verification that the accounting information contained in the Report from the Board of Directors concurs, if applicable, with the Company's accounting data that served as a basis for preparing its audited annual accounts.

g. Verification that, if applicable, mention is made in the Report from Board of Directors of any material subsequent events that might affect the issue of the warrants.

h. Obtaining a letter signed by the Company's Management in which it confirms to us that we have been provided with all the information necessary for preparing our report, as well as confirming that there have been no subsequent events between 31 December 2012 and the date of this report that have not been notified to us and which could have a significant effect on the results of our work.

With regard to the procedures applied we should mention that certain aspects of our work implicitly involve, in addition to objective factors, others that imply judgement and working hypotheses, compliance with which depends to a great extent on future events for which it is not possible at present to know the final outcome and, therefore, it is not possible to ensure that third parties will necessarily be in agreement with the interpretation and opinions expressed in this report.

We also state that, in compliance with the appointment made by the Commercial Registrar, the scope of our work has been confined exclusively to what is established in article 414.2 LSC and the aforementioned Technical Standard.

Finally, we should highlight the fact that the warrant issue forms part of the overall process for the refinancing of the Company's bank debt. On this point, the Company's Directors are of the opinion that the agreements that include the issue of the warrants are satisfactory taking the Company's financial situation and market environment in which the Company operates into account.

Based on the work performed and with the scope described in the above paragraphs, we conclude that the attached Report drawn up by the Board of Directors of Promotora de Informaciones, S.A. in connection with the proposed issue of warrants and corresponding increase in capital through the set-off of receivables, contains the required information as set out in the Technical Standard relating to the preparation of special reports in accordance with the provisions of article 414.2 LSC.

This special report has been prepared exclusively for compliance with the provisions of article 414.2 LSC, and so it may not be used for any other purpose.

BDO Auditores, S.L.

Marino Sánchez-Cid
Partner
Madrid, 7 November 2013

APPENDIX:

REPORT FROM THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. IN CONNECTION WITH THE ISSUE OF WARRANTS AND CORRESPONDING INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES TO COVER THE WARRANTS

REPORT FROM THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. IN CONNECTION WITH THE PROPOSED ISSUE OF WARRANTS AND CORRESPONDING INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES TO COVER THE WARRANTS INCLUDED IN THE FIRST ITEM ON THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

I. OBJECT OF THE REPORT

At its meeting of 23 October 2013, the board of directors of Promotora de Informaciones, S.A. ("**Prisa**" or the "**Company**") agreed to call an extraordinary general meeting of shareholders to be held at first call on 9 December 2013 and at second call on 10 December 2013 and to submit for approval at that general meeting, as item one on the agenda, an issue of warrants and corresponding increase in capital to cover those warrants.

This report has been prepared by the members of Prisa's board of directors in accordance with article 286 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**") and in connection with articles 297.1.a) and 301 LSC and related provisions in the Spanish Companies Registry Regulations (*Reglamento del Registro Mercantil*) and, by analogy, article 414.2 LSC.

The object of the report is to explain and give reasons for the issue of the warrants by the Company (the "**Issue**") that will entitle holders to subscribe for Class A ordinary shares of the Company (the "**New Shares**"), the corresponding increase in capital through the set-off of Receivables (as defined below), in the amount necessary, that will take place if the rights attached to those warrants are exercised and the delegation to the board of directors with the necessary powers to execute the Issue (when the conditions for it have been satisfied and the increase in capital, where not agreed by the general meeting).

Shareholders are first offered an explanation, below, for the proposed Issue at the general meeting and the reasons for the Issue.

II. ISSUE DESCRIPTION, CONTEXT AND REASONS

The proposed Issue, for which approval is sort at the general meeting of shareholders by way of the resolution referred to in this management report, is part of the process of refinancing the Company's bank debt (the "**Refinancing**"). The fundamental terms and conditions of which have been agreed with a number of banks that have granted the Company the various lines of credit that are now modified and integrated into a single transaction ("**Creditor Banks**"), various institutional investors and funds specialised in the acquisition of discounted debt and have acquired a portion of Prisa's debt in the secondary market. These institutional investors and funds (the "**Institutional Investors**"), who hold a significant portion of the Group's debt, besides agreeing to refinance the existing debt on the terms described herein, have agreed to provide additional financing that will cover the Group's medium-term cash requirements.

This new facility totals approximately three hundred and fifty-three million euros (€353,000,000) and will be arranged simultaneously to completion of the above process of Refinancing, which the aforementioned Institutional Investors have also agreed to support (the "**Additional Facility**").

In the opinion of the Company's directors, the agreement reached constitutes a satisfactory solution to Prisa's financial position, taking into consideration the financial and market environment in which the Company operates and the terms of the financing agreements that are now modified. Under these terms, following what was the usual market practice at the date of the agreements, any minimal material change to these agreements must be accepted by all creditors. This has meant that in recent years replacement or adaptation of the Group's debt in line with its operations has involved very complex negotiation processes, in which it was necessary to bring together parties with different starting positions or interests.

This difference in interests has recently become more pronounced following the acquisition of a significant portion of the Group's debt by the Institutional Investors, who have a different outlook on the return of debt and its timing and whose investment strategy is not necessarily connected with the running of the Company, which, in connection to the need for unanimity, gives them a highly effective blocking power. The difference in these Institutional Investors' interests compared to the Creditor Banks, tied to the stringencies stated for refinancing the Company's debt, put the Company in a difficult negotiating position, especially taking into account that an agreement had already been reached with the Group's main Creditor Banks and that this agreement had to be approved by all creditors. Taking into account the above, along with the need for additional financing for the Company and because the proposed Refinancing agreed upon manages to join together very different interests and provide an acceptable solution for all parties involved, Prisa's board considers it satisfactory.

As is usual in this type of facility, which incorporate a previous debt that is being refinanced, the Additional Facility will enjoy certain rights of seniority over the pre-existing debt.

Furthermore, as part of the financial conditions attached to the Additional Facility, the Institutional Investors will be entitled to receive a structuring and assuring commission (the "**Structuring Commission**"), which the Company can pay either in cash or through delivery of New Shares through the exercise of the Prisa Warrants, as defined below, in the increase in capital through the sett-off of receivables, that is the subject of this report.

The cost of the agreement reached and, in particular, the amount of the Structuring Commission is, in the board's view, justified and appropriate in the circumstances, especially taking into account that this derives from the Institutional Investors' undertaking to refinance existing debt as well as to provide the Company with the Additional Facility.

Further, considering the disparity in interests between the Institutional Investors and the Creditor Banks, reopening negotiations over the Refinancing agreed in June of this year with the Creditor Banks to make room for the Institutional Investors would have involved further delay and major uncertainty as to whether an agreement could be reached that would have been acceptable to both types of creditors.

All this would have involved high risk for the Company's continuity, particularly in view of its liquidity situation at the time of that agreement. In this context, the Institutional Investors

accepting the structure of the Refinancing agreed with the main Creditor Banks for the refinancing of their pre-existing debt was a priority for the Company's board and management team. Accordingly, it was decided to tie the accrual of the Structuring Commission to the Additional Facility, thereby allowing the arrangement of the Refinancing of the Group's total debt, which is close to €3,2 billion, in an acceptable timeframe.

This commission and its possible conversion into shares of the Company is usual practice such kinds of processes, in which parties like the Institutional Investors that agree to refinance its debt, putting more resources at its disposal, also wish to participate in the expected recovery in its value.

III. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS.

The implementation of the first resolution on the agenda to which this report refers, namely the Issue, if approved by the shareholders at the general meeting, gives holders the right to subscribe for New Shares, according to the terms and conditions stated below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**").

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(a) **Issuer details**

The issuer is Promotora de Informaciones, S.A.; a Spanish company whose registered office is at calle de Gran Vía, número 32, Madrid.

According to article 6 of the Company's By-laws, the share capital, at the date hereof, is ONE HUNDRED AND FIVE MILLION TWO HUNDRED AND SIXTY-SIX THOUSAND FORTY SEVEN EUROS AND TWENTY CENTS (€105,266,047.20), fully subscribed and paid up. The share capital is represented by SEVEN HUNDRED AND FORTY MILLION SIX HUNDRED AND FIFTY-NINE THOUSAND FOUR HUNDRED AND SIXTEEN (740,659,416) Class A ordinary shares, of a nominal value of €0.10 each and numbered in sequence from 1 to 740,659,416; and by THREE HUNDRED AND TWELVE MILLION ONE THOUSAND AND FIFTY-SIX (312,001,056) Class B convertible non-voting shares, with a nominal value of €0.10 each and numbered sequentially from 1 to 312,001,056.

The Company´s corporate purpose includes:

a) Managing and operating all types of owned or third-party news and social communications media, whatever their technical form, including the publication of printed newspapers.

b) Promoting, planning, and executing on behalf of itself or for other entities, either directly or through third parties, of all types of communications media, industrial, commercial and service projects, transactions or businesses.

c) Incorporating businesses or companies, participating in already existing companies, even with a controlling interest, and entering into association with third parties in transactions and businesses through collaboration agreements.

d) Acquiring, holding, either directly or indirectly, leasing or otherwise disposing of all types of personal or real property or rights therein.

e) Contracting and providing advisory, acquisition and management services to third parties, either through intermediation, representation, or any other type of collaboration method on the Company's behalf or for third parties.

f) Involvement in capital and money markets through the management, purchase and sale of fixed income or equity securities or any other type of securities on behalf of the Company.

(b) **Prisa Warrants Issue Price**

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company the Additional Facility for approximately three hundred and fifty-three million euros, and in service of their support and commitment to that Refinancing with regard to their pre-existing receivables.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they have the right to subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date of approval of the proposal that is the subject of this report, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date of this report, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from the payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholder resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the approval of the proposal that is the subject of this report by the board of directors, the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital.

Similarly and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355 euros, the Prisa

Warrant will confer on the holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance of each of the Projected Capital Increases, as applicable, the holders of the Prisa Warrants will retain the same proportion (17 per cent.) of Prisa's resulting share capital, as mentioned above. In the case that between the date of the approval by the board of directors of the proposal that is subject to this report and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants: Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros (the "**Share Subscription Price**"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees share splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

If the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares beforehand.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the period of five (5) years referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257
Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597

Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

However, the Prisa Warrants will be freely transferable in the way described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes in the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and of all the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants of a formal, minor, or technical nature, or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

Finally, in accordance with article 414.2 LSC, application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on this report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

IV. INCREASE IN SHARE CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

The board of directors will propose to the general meeting of shareholders the increase to the Company's share capital, on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised), in the amount necessary for the rights attached to the Prisa Warrants to be exercised, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription. At the same time, it will propose to delegate to the board of directors, in accordance with article 297.1.a) LSC, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights associated with the Prisa Warrants to be exercised, through the issue of New Shares of the Company according to the characteristics detailed below.

A. Information on the receivables to set off

(a) Nature and characteristics of the receivables to set off

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of the new Additional Facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on the proposal that is subject of this report is to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of the Structuring Commission. This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after the resolutions contained in the proposal referred to herein are approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the Refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with the proposed resolution referred to herein. Accordingly, this Issue is conditional, among other factors, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into

account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

(b) **Certificate from the Company's auditor for the purposes of article 301 LSC**

In accordance with article 301 LSC, together with the notice of the general meeting, the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables and that the amount of that record is the same as, or higher than, the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Identity of contributors**

Details of the creditors whose Receivables are to be set off are included below:

- SILVER POINT LUXEMBOURG PLATFORM S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 16-1733049; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 114.380, and with corporate seat in 25A, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.
- MONARCH MASTER FUNDING 2 (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 2009 2433 758, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 149.701 and with corporate seat in 65 Boulevard Grande Duchesse Charlotte, L-1331, Luxembourg, at the Grand Duchy of Luxembourg.
- KNIGHTHEAD CAPITAL INVESTMENTS S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 144660 and with corporate seat in 412F, route d'Esch, L-2086, Luxembourg, at the Grand Duchy of Luxembourg.
- CSCP II ACQUISITION LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1035100, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 166367 and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- CCP CREDIT ACQUISITION HOLDINGS LUXCO S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0593715; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 138981, and with corporate seat in 25C, Boulevard Royal, L-2449, Luxembourg, at the Grand Duchy of Luxembourg.

- BARCLAYS BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 1026167, with corporate domicile at 1 Churchill Place, Canary Wharf, E14 5HP, London England (United Kingdom), and with Tax Identification Number 21610 01560.

- BLUEBAY GLOBAL UNCONSTRAINED HIGH YIELD INVESTMENTS (LUXEMBOURG) S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 172932, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY HIGH INCOME LOAN INVESTMENTS (LUXEMBOURG) S.A.: company duly incorporated under the laws of Luxembourg; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 143293, and with corporate seat in 24 rue Beaumont, L-1219, Luxembourg, at the Grand Duchy of Luxembourg.

- BLUEBAY FUNDS - BLUEBAY HIGH YIELD BOND FUND: company duly incorporated under the laws of Luxembourg, with tax identification number 98-1055974; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 88020, and with corporate seat in 2-8 Avenue Charles de Gaulle, L-1653, Luxembourg, at the Grand Duchy of Luxembourg.

- BURLINGTON LOAN MANAGEMENT LTD: company duly incorporated under the laws of Ireland, with tax identification number 9703681B; registered under the number 470093, and with corporate seat in 5 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

- CREDIT SUISSE INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England and Wales, registered under number 02500199, with corporate domicile at One Cabot Square, E14 4QJ, London (United Kingdom), and with tax identification number 268/23500 41912.

- THRACIA LLC.: company duly incorporated under the laws of the State of New York, registered under the number 13-4007380 and with corporate domicile at 1350 Avenue of the America, New York, New York 10019.

- MERRILL LYNCH INTERNATIONAL: credit entity duly incorporated and validly existing under the laws of England, registered under number 2312079, with corporate domicile at 2, King Edward Street, EC1A 1HQ, London (United Kingdom), and with tax identification number N0069776C.

- SCULPTOR HOLDINGS II, S.À.R.L.: company duly incorporated under the laws of Luxembourg, registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number B 134294 and with corporate seat in 6D, Route de Trèves, L-2633, Senningerberg, Luxembourg, at the Grand Duchy of Luxembourg.
- STANDARD BANK PLC: credit entity duly incorporated and validly existing under the laws of England, registered under number 2130447, with corporate domicile at 20 Gresham Street, EC2V 7JE, London (United Kingdom), and with tax identification number GB625861525.
- TOMPKINS SQUARE PARK S.À.R.L.: company duly incorporated under the laws of Luxembourg, with tax identification number 98-0480126; registered with the Luxembourg Mercantile Registry (*Registre de Commerce et des Sociétés*) under the number 2005 2441 758, and with corporate seat in 12 Rue Jean Engling L-1466, Luxembourg, at the Grand Duchy of Luxembourg.

B. Characteristics of the Increase in Capital

(a) Share Subscription Price upon exercise of the Prisa Warrants

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673. This may be adjusted exclusively in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(b) Amount of the increase in capital

In accordance with article 414 LSC, it is proposed to increase the Company's share capital in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen effective increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the Receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

However, this maximum number of New Shares which can be issued is subject to possible change as a result of potential adjustments to the Share Subscription Price

(c) Exchange value and payment for the increase in capital

The increase in capital will be paid for entirely through the set-off of the Receivables as established above.

(d) Rights attached to the new shares

The new shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with article 304 LSC, no pre-emption rights will apply to the new shares. The article provides that only in increases in capital with the issue of new shares against cash contributions will each shareholder have the right to subscribe for a number of shares that is proportional to the nominal value of shares already held. Therefore, as this proposed issue of new shares is an increase in capital through the set-off of Receivables in accordance with article 301 LSC it does not involve any cash contributions and no pre-emption rights will apply.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It will be resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

The board of directors will also be authorised to apply, if considered appropriate, for the Class A ordinary shares issued under the resolution that is proposed and that is the subject of this management report to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

In accordance with article 311.1 LSC, the possibility of under-subscription to the increase is expressly provided for. Consequently, the increase in capital will be limited to the amount corresponding to the exercise of the Prisa Warrants.

(i) **Delegation of powers and execution of the increase in capital**

The board of directors will propose to the general meeting, in accordance with article 297.1.a) LSC, delegation to the board itself, with express powers of substitution by the delegated committee, the chairman and the chief executive officer, of the necessary powers to execute the resolution to increase the capital as required for the rights attached to the Prisa Warrants to be exercised from time to time and to amend, accordingly, the wording of article 6 of the By-laws to adapt it, on one or more occasions, to the new figure of resulting share capital following the increase in capital for rights attached to the Prisa Warrants to be exercised and to apply for the admission to trading of the New Shares thereby issued on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, through the Spanish Stock Exchange Interconnection System (*Sistema*

de Interconexión Bursátil, "SIBE"), and to take all steps detailed in the proposed resolution that is the subject of this report.

V. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of the resolution to issue warrants and increase capital, proposed and that is the subject of this management report, is on condition that previously (i) the Facility Agreement has come into force; (ii) the Receivables have been created with the characteristics and in the way detailed in paragraph IV A (a) above; and (iii) the Company has chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants that enable the holders to subscribe for Class A ordinary shares of Prisa.

VI. TEXT OF THE PROPOSED RESOLUTION

Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

I. ISSUE AND CHARACTERISTICS OF THE PRISA WARRANTS

(a) Issue

It is resolved to issue a number of warrants of Promotora de Informaciones, S.A. (the "**Company**" or "**Prisa**") that give holders the right to subscribe for new Class A ordinary shares of Prisa (the "**New Shares**"), exclusively through the set-off of receivables, consequently, without pre-emption rights, in accordance with the terms and conditions set out below (the "**Prisa Warrants**", and each of them, a "**Prisa Warrant**"). The necessary powers are delegated to the board of directors to execute the warrant issue (understood, on each occasion that powers are delegated under this resolution, that carried with these are express powers of substitution, under the applicable legislation, by the subcommittee, by the chairman and by the chief executive officer).

Based on the characteristics of the Issue and the increase in capital, detailed below, and in view of the provisions of article 304 LSC, no pre-emption rights will apply in favour of the current shareholders of the Company.

(b) Prisa Warrants Issue Price

In the framework of the Company's Refinancing, the Prisa Warrants will be issued in further exchange for an undertaking of the Institutional Investors at which they are directed to grant the Company a new facility for approximately three hundred and fifty-three million euros.

When the Prisa Warrants are exercised, holders must pay as a deferred consideration of the issue price 0.01 euros for each new Class A ordinary share of Prisa for which they subscribe (the "**Prisa Warrants Issue Price**").

(c) **Rights attached to the Warrants**

The Prisa Warrants shall confer on the holders the right, but not the obligation, to subscribe for the number of New Shares sufficient, in the event of full exercise of the rights arising from the Prisa Warrants, to represent 17 per cent. of the Company's share capital.

It will be taken into account for these purposes solely (a) Prisa's share capital on the date that the proposal that is subject to this resolution is approved by the board of directors, i.e. on 23 October 2013; and (b) the resulting share capital after the increases that are to be made, as applicable, after the date hereof, in compliance with the terms and conditions of (i) the exercise of the warrants of Prisa issued by resolution of Prisa shareholders at the extraordinary general meeting held on 27 November 2010; (ii) the increase in capital derived from payment of the minimum dividend recognised to the Class B shares by means of the delivery of Class A shares, as well as the eventual adjustment of the conversion ratio in the necessary conversion of the the Class B convertible non-voting shares, the foregoing in accordance with the provisions of the Company's By-laws; or (iii) the exercise or conversion of the necessarily convertible bonds that convert to Class A shares of the Company issued by shareholders resolution at the ordinary general meeting held on 30 June 2012 (together, the "**Projected Capital Increases**").

At the date of the proposal that is subject to this resolution approval by the board of directors the share capital is 105,266,047.20 euros, therefore, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe in the first instance for up to 215,605,157 New Shares, corresponding to a maximum increase of up to 21,560,516 euros in the Company's capital. Furthermore and as and when the Company executes each of the Projected Capital Increases, which could increase the Company's share capital by up to a maximum of 76,680,355, the Prisa Warrants will confer on holders the right, but not the obligation, to subscribe for up to (including the initial and the additional shares) 372,661,305 New Shares with a nominal value of 0.10 euros and a share premium of 0.1673 each, corresponding to an overall maximum (including the first and additional increases) increase of up to 37,266,130 euros in the Company's capital. Upon the performance, as applicable, of each of the Projected Capital Increases, the holders of the Prisa Warrants will retain the same proportion (17%) of Prisa's share capital as mentioned above. In the case that between the date of the approval of the proposal that is subject of this resolution by the board of directors and the date of the approval of the resolution by the shareholders at the general meeting, the share capital of the Company is modified upon any of the Projected Capital Increases, the resulting share capital will be considered as if such modification had taken place after the Issue.

However, this maximum number of New Shares which can be subscribed through the exercise of the Prisa Warrants and the maximum amount of the corresponding increase in capital are subject to the adjustments described in paragraph III (d) below as a result of potential adjustments to the Share Subscription Price.

(d) **Subscription Price of the Company's Class A ordinary shares upon exercising the Prisa Warrants. Adjustments**

The proposed subscription price of the Company's Class A ordinary shares upon exercising the rights attached to Prisa Warrants will be fixed and set at 0.2673 euros per share (the "**Share**

Subscription Price"), comprising a nominal value of 0.10 euros and a share premium of 0.1673 euros. Such price corresponds to the volume weighted average price of the market price of Class A shares in the three month period previous to 22 October 2013 (i.e. since 22 July until 21 October).

The Share Subscription Price will only be adjusted if the Company agrees to shares splits or consolidations or similar changes of the same nature in its share capital. In that event, the Company will make the corresponding adjustment to adapt the Share Subscription Price to the new nominal value of the Company's shares.

Finally, if the Company were to carry out (i) increases in capital charged to cash contributions and the issue of new shares, (ii) capital reductions through the reimbursement of shareholders' contributions, or (iii) any similar changes in its share capital in connection with the Class A ordinary shares (other than the Projected Capital Increases and the transactions foreseen in the preceding paragraph), no adjustments will be applicable to the Share Subscription Price. However, the intention will be announced sufficiently in advance for the holders of the Prisa Warrants to decide whether to exercise their rights under those warrants and thereby acquire New Shares.

(e) **Exercise Period of the Prisa Warrants and expiry of the Warrants**

The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years from the date of Issue, although the number of New Shares over which the rights can be exercised from time to time will depend on the previous performance of each of the Projected Capital Increases. Each individual holder can choose, but is not obliged, to exercise the rights attached to the Prisa Warrants, however, once the holder of the Prisa Warrant has notified the Company such choice, it will be irrevocable.

Accordingly, the different rights under the Prisa Warrants will expire when exercised or because they have not been exercised within the five (5) year period referred to above. If the Prisa Warrants were to expire because the rights are not exercised within five (5) years, the Receivables not set off will also expire.

(f) **Form of representation of the Prisa Warrants**

The Prisa Warrants will be represented in the form of registered certificates and the Company is required to keep a register of the warrant holders, that will include, apart from the identity of the holder, the total or partial exercise of the Prisa Warrants that may have been made and, consequently, the number of New Shares issued as a result of the same.

(g) **Recipients and holders of the Prisa Warrants**

The Prisa Warrants will be subscribed for by the following Institutional Investors that are involved in the Facility Agreement to which the Company's board of directors will deliver the corresponding Prisa Warrants.

Subscribers of the Prisa Warrants	Amount of Receivables (euros)
Silver Point Luxembourg Platform S.à.r.l.	€26,393,257

Monarch Master Funding 2 (Luxembourg) S.à.r.l.	€24,439,958
Knighthead Capital Investments S.à.r.l.	€4,442,429
CSCP II Acquisition Luxco S.à.r.l.	€6,627,293
CCP Credit Acquisition Holdings Luxco S.à.r.l.	€14,632,998
Barclays Bank Plc	€2,602,793
BlueBay Global Unconstrained High Yield Investments (Luxembourg) S.à.r.l.	€2,613,194
BlueBay High Income Loan Investments (Luxembourg) S.A.	€1,306,597
BlueBay Funds - BlueBay High Yield Bond Fund	€3,919,791
Burlington Loan Management Ltd	€2,613,194
Credit Suisse International	€1,963,194
Thracia LLC	€783,958
Merrill Lynch International	€1,524,685
Sculptor Holdings II, S.à.r.l.	€1,306,597
Standard Bank Plc	€1,306,597
Tompkins Square Park S.à.r.l.	€3,135,833
TOTAL	**€99,612,367**

The Prisa Warrants will be freely transferable, as described in paragraph III (h) below. Therefore, the holder that ultimately exercises the rights attached to the Prisa Warrants may not be one of the Institutional Investors.

(h) **Transferability of the Prisa Warrants**

The Prisa Warrants are freely transferable although the proportion of the Receivable subject to set-off in the capital increase must be transferred together with the Prisa Warrant. This is to enable the new holder to exercise the right attached to the Prisa Warrant.

Transfers of Prisa Warrants must be reported to the Company, which will record the new holder in its register and, where applicable, cancel, replace and issue the corresponding registered certificates to the new holders.

(i) **No trading of the Prisa Warrants**

The Prisa Warrants will not be admitted to trading on any secondary market.

(j) **Guarantees for the Prisa Warrants**

The Prisa Warrants are not specifically guaranteed.

(k) **Changes in the terms and conditions of the rights attached to the Prisa Warrants**

Changes to the terms and conditions of the Prisa Warrants (including subscription rights) will require the agreement of the Company and all of the holders of the Prisa Warrants.

However, any variation or change in the terms and conditions of the Prisa Warrants that is of a formal, minor or technical nature or to correct a manifest error (and which does not prejudice the rights of the holders of the Prisa Warrants) may be effected by the Company directly, after consultation with the holders.

(l) **Legislation applicable to the Warrants and jurisdiction**

The Prisa Warrants will be governed by the laws of Spain. By subscribing for the Prisa Warrants, the holders accept that any dispute between the holder of the Prisa Warrant and the Company will be resolved by the courts of the city of Madrid.

In accordance with article 414.2 of the Spanish Companies Act (*Ley de Sociedades de Capital*, "**LSC**"), application had been made to the Companies Registry (*Registro Mercantil*) of Madrid to appoint an auditor other than Prisa's current auditor to issue the required report in which auditors other than the Company's auditors publish their findings, based on the management report, in connection with the points specified in that legal provision. This report will be made available to the shareholders when the notice of the general meeting is published.

II. INCREASE IN CAPITAL THROUGH THE SET-OFF OF RECEIVABLES IN THE AMOUNT NECESSARY TO COVER THE PRISA WARRANTS

(a) **Increase in capital through set-off of Receivables**

It is resolved to increase the Company's share capital on one or more occasions (depending on when the rights attached to the Prisa Warrants are exercised) in the amount necessary for the rights attached to the Prisa Warrants to be exercised and which will total a maximum foreseen increase in capital of 37,266,130 euros, through the issue of up to a maximum of 372,661,305 New Shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, the exchange value of the increase being the receivables set off in accordance with article 301 LSC and providing for the possibility of under-subscription.

The maximum number of New Shares issued is subject to change as a result of the potential adjustments to the Share Subscription Price.

In accordance with article 297.1.a) LSC, it is resolved to delegate to the board of directors, (understood, on each occasion that powers are delegated under this resolution, that these carry with them express powers of substitution under applicable legislation, by the subcommittee, by the chairman and by the chief executive officer, the power to perform, in part or in whole on each occasion, the increase that is necessary for the rights attached to the Prisa Warrants to be exercised, through the issue of new Class A ordinary shares of the Company according to the characteristics detailed below.

(b) **Nature and characteristics of the receivables to set off**

The receivables subject to set-off arise from the Structuring Commission that will be accrued through the involvement and support of the Institutional Investors in the refinancing of the existing debt of the Company and through the contribution of a new liquidity facility for an approximate amount of 353,000,000 euros and is expected to be entered into by the Company and the Institutional Investors before the general meeting of shareholders, at which a decision on this resolution has to be made (the "**Facility Agreement**")

Under the Facility Agreement, which will be entered into as part of the refinancing of the entirety of the Company's financial debt and which will provide the Company with a new liquidity facility, each of the Institutional Investors will have a balance receivable in the form of a commission for the structuring of and guarantee to provide the committed additional funds (the "**Structuring Commission**"). This commission which will also compensate the Institutional Investors for their undertaking to refinance the Company's existing debt to them on the terms proposed for the rest of the creditors, in the context of the total amount of debt to be refinanced and with the amount of the additional liquidity facility that the Institutional Investors provide to the Company, is a common practice of these type of entities in this type of processes in which, by providing greater resources to the Company, the lenders aim to participate, in exchange, in the expected value recovery. The Structuring Commission will be accrued when the Facility Agreement takes effect, will be non-interest bearing and will be for a total of 99,612,367 euros (the "**Receivables**").

The Facility Agreement is expected to come into force after this resolution is approved at the general meeting, as the case may be, and subsequently the relevant agreements by which the refinancing is to take place are executed as deeds (notarised), expected to be no later than the date following the date in which the shareholders meeting is held.

These Receivables may be settled at the Company's choosing through payment in cash or through the delivery of Prisa Warrants issued in accordance with this resolution. Accordingly, the issue of Prisa Warrants will depend, among other things, on the Company's decision, upon resolution of the board of directors, to settle the Receivables by way of the issue and subscription of New Shares upon the exercise of the Prisa Warrants. The board of directors will adopt such resolution after the general shareholders meeting that, may approve this proposal, taking into account the situation at the time of the meeting, of the Company's cash position, as well as the foreseen future liquidity necessities and the additional indebtedness restrictions arising from the Facility Agreement. In the case that the board of directors decides the Structuring Commission payment is to be through the issue and delivery of Prisa Warrants, the Receivables will be contributed, when the Prisa Warrants are issued, on account of the future performance of the increase in capital in the case of exercise of the Prisa Warrants.

In accordance with article 301 LSC, together with the notice of the general meeting the shareholders will receive a certificate from the Company's auditors stating that, based on the documents signed on that date by the Company, the Receivables will be, when contributed at the time that the Prisa Warrants are issued, of a fixed amount, due and payable as a whole and that the information provided in the report prepared by the directors on the Receivables to set off is, subject to subsequent performance and crystallisation, accurate.

The Company's auditor will issue, on the date that the Receivables are booked, a certificate stating that, according to the Company's accounting records, the Company has recognised the Receivables

and that the amount of that record is the same as or higher than the actual amount (capital plus reserves) of the increase in capital to be made in the event of full exercise of the Prisa Warrants.

(c) **Share Subscription Price upon exercise of the Prisa Warrants**

The proposed Share Subscription Price will be fixed and total 0.2673 euros, comprising a nominal value of 0.10 euros and a share premium of 0.1673.This may be adjusted only in the circumstances and on the terms described in paragraph III (d) above.

If applying the Share Subscription Price results in decimal places, i.e., fractions of shares, holders of the Prisa Warrants may accumulate these fractions until these reach whole numbers and therefore becoming entitled to subscribe for an additional share for each whole number of shares that is accrued. If a holder of the Prisa Warrants fails to accumulate enough fractions to subscribe for additional shares, these fractions will be rounded by default and will not be applicable to the subscription of shares. The rounding by default of these fractions will not entitle the holder of the Prisa Warrants to receive cash compensation of any kind.

(d) **Rights attached to the new shares**

The New Shares will carry the same voting and dividend rights as the Company's currently issued Class A ordinary shares as of the date that the corresponding increase in capital is registered at the Companies Registry (*Registro Mercantil*).

(e) **Pre-emption rights**

In accordance with the provisions of article 304 LSC, no pre-emption rights will apply to the new shares.

(f) **Issue of the new shares**

Within a maximum of fifteen (15) business days from the end of each calendar month in which notices have been received of the exercise of the rights attached to the Prisa Warrants, the board of directors will take, and complete, all the necessary corporate and administrative actions and steps to issue the new ordinary Class A shares of the Company.

(g) **Admission to trading of the shares**

It is resolved to apply for the admission to trading of the Class A ordinary shares that are issued by the Company upon the exercise of the Prisa Warrants on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as on any other Spanish or foreign markets on which the Company's shares are traded.

If application is subsequently made to delist the Company's shares, that resolution will be adopted according to the same applicable formalities and, in that event, the interests of those shareholders who oppose the delisting resolution or do not vote on it will be guaranteed.

The board of directors is authorised to apply, if considered appropriate, for the Class A ordinary shares, issued under this resolution, to be traded on the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(h) **Under-subscription**

For the purposes of article 311.1 LSC, the possibility of under-subscription to the increase in capital is expressly provided for. Consequently, if the new Class A ordinary shares of the Company were not all subscribed for, the increase in capital could be declared as fixed at the amount of the shares that have been subscribed and paid up.

(i) **Amendment of article 6 of the articles of association**

As a result of the increase in capital, it is resolved to amend article 6 of the By-laws, responsibility for the final drafting of which is delegated to the board of directors in accordance with paragraph IV below, once the new shares have definitely been issued and paid up.

III. CONDITIONS FOR THE WARRANT ISSUE AND INCREASE IN CAPITAL

The board's execution of this resolution to issue Prisa Warrants and increase capital is on conditional upon (i) the valid execution and the coming into force of the Facility Agreement; (ii) the Receivables having been created with the characteristics and in the way detailed in paragraph IV (a) above and in the management report; (iii) and the Company having chosen, by decision of the board of directors, to settle the Receivables through the delivery of the Prisa Warrants to enable the holders to subscribe for Class A ordinary shares of Prisa.

IV. DELEGATION OF POWERS

Without limiting the specific powers delegated in the preceding sections, it is resolved to authorise the board of directors, as fully as legally necessary and with express powers of substitution by the delegated committee, by the chairman and by the chief executive officer, so that any of them, acting individually, may execute this resolution, being able in particular, by way of example and without limitation, to:

(i) Assess and verify freely whether the conditions precedent to which this resolution is subject have been satisfied.

(ii) Elect (where appropriate and taking into account the above circumstances) that the Company satisfies the Receivables either by cash or by the delivery of the Prisa Warrants, on the understanding that if the Company opts for this second option, the Receivables will be claimable by way of exercise of the Warrants Prisa.

(iii) Extend and develop this resolution, setting the date or dates of issue, the terms and conditions of the issue where not provided for in this resolution and to take all the actions necessary for the best execution and operation of the delivery and functioning of the Prisa Warrants, including, as applicable, any publications that are necessary.

(iv) Appear before a notary public and execute as a deed (notarise) the corresponding document for the issue of the Prisa Warrants subject to this resolution and request the filing of that deed at the Companies Registry (*Registro Mercantil)* and to make the required announcements of the issue and to execute the private and public documents necessary for subscription to the Prisa Warrants to be declared as closed.

(v) Execute the resolution to increase the Company's capital, issuing and putting into circulation, on one or more occasions, the Class A ordinary shares representing the Company that are necessary for the holders of the Prisa Warrants to exercise their rights,

and amend the article in the By-laws containing the statement of capital, cancelling the portion of that increase in capital that was not necessary for the holders of the Prisa Warrants to exercise their rights and apply for the admission to trading on Spanish or foreign stock exchanges and inclusion in the Spanish Stock Exchange Interconnection System (*Sistema de Interconexión Bursátil*, "SIBE") of the Class A ordinary shares issued.

(vi) Apply for the admission to trading of the Class A shares issued as a result of resolutions to increase capital at the New York Stock Exchange, through the issue of the appropriate American Depositary Shares, or on any other foreign secondary markets considered appropriate or convenient.

(vii) Draft, sign and submit, as applicable, to the Spanish securities market regulator (the "CNMV") or any other regulatory authorities as applicable, in connection with the issue and admission to trading of the new shares issued as a result of the exercise of the Prisa Warrants, the prospectus and prospectus supplements that are necessary, accepting the responsibility for these, and for the other documents and information required in accordance with the Spanish Securities Market Act 1988 (*Ley 24/1988, de 28 de julio, del Mercado de Valores*) and Royal Decree 1310/2005, of 4 November 2005 (amended by Royal Decree 1698/2012, of 21 December 2012), with regard to the admission to trading of securities on regulated secondary markets, public offerings and the required prospectuses for these purposes, where applicable. Further, to take any action or step or make any representation in the Company's name that is required by the CNMV, Iberclear, the companies running the Spanish stock exchanges and any other Spanish or foreign private or public registry or entity or body and to complete all the processes necessary for the new Class A ordinary shares resulting from the increase in capital to be recognised in the accounting records of Iberclear and admitted to trading on the stock exchanges on which the Company's currently issued shares are traded, and in the SIBE).

(viii) Negotiate and sign and endorse or ratify, as applicable, on the terms considered most appropriate, the required agreements with the financial institutions which, if necessary, are involved in the issue and placement of the Prisa Warrants.

(ix) Clarify, interpret, specify, supplement or amend, as applicable, the resolutions adopted by the shareholders at the general meeting or those produced in all documents or deeds executed to implement those resolutions and, in particular, any and all flaws, omissions or errors, in form and substance, that prevent registration of the resolutions and their consequences at the Companies Registry, the CNMV or any other official registries.

(x) Execute in the Company's name all private or public documents necessary or convenient for the issue of the Prisa Warrants subject to this resolution and, in general, complete all the steps necessary for this resolution to be implemented and the Prisa Warrants to be actually put into circulation, including the signature of registered certificates representing the Prisa Warrants.

This report has been prepared and approved on 23 October 2013.

www.bdo.es
www.bdointernational.com

PROMOTORA DE INFORMACIONES, S.A. EXTRAORDINARY SHAREHOLDERS MEETING (December 10, 2013)

REMOTE VOTING FOR CLASS A SHARES

Form for remote vote for Extraordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 10:00 a.m., on December 9, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on December 10, 2013, on second call. **The General Meeting is expected to be held on second call.**

Class A shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

Item of the Agenda	**1°**	**2°**	**3°**
In favor			
Against			
Abstention			
Blank			

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Shareholders Meeting.

The sense of the vote must be necessarily indicated.

Shareholder Mr./Ms. ____ **N.I.F./C.I.F:** ______________

Depositary Entity: Code ____________ Name ____
Securities Account (Branch + DC+ account number)
____

Number of shares ____________________

Signature of shareholder voting remotely
(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)

In ___________, **on** _________ ____________ **2013**

AGENDA

1º.- Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

2º-. Fixing the number of Directors.

3º.- Delegation of powers.

CONDITIONS FOR REMOTE VOTING

PROMOTORA DE INFORMACIONES, S.A. EXTRAORDINARY MEETING December 10, 2013

SHAREHOLDERS WISHING TO VOTE REMOTELY

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

A vote so cast may be sent to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

PRISA

PROMOTORA DE INFORMACIONES, S.A. EXTRAORDINARY SHAREHOLDERS MEETING (December 10, 2013)

GRANTING A PROXY FOR CLASS A SHARES

Form for granting a proxy for Extraordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 10:00 a.m., on December 9, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on December 10, 2013, on second call. **The General Meeting is expected to be held on second call.**

Shareholders wishing to grant proxies

The shareholder grants a proxy for this Meeting to:
(Check only one of the following boxes and appoint the proxy).

☐ 1. The Chairman of the Board of Directors.

☐ 2. Mr./Ms. ____, with N.I.F./C.I.F: _______________.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

Voting instructions for resolutions proposed by the Board of Directors

(Check the corresponding box with an X)

Item of the Agenda	1º	2º	3º
In favor			
Against			
Abstention			
Blank			

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

Proposals regarding points not contemplated on the Agenda in the call

Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest

☐ **NO**

Shareholder Mr./Ms. ____ **N.I.F./C.I.F:** _______________

Number of shares ______________________

Signature of shareholder granting proxy:

In _______, **on** _________ _______ **2013**

Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

AGENDA

1º-. Issue of warrants to certain of the Company's creditors giving them the right to subscribe for new Class A ordinary shares of Promotora de Informaciones, S.A. exclusively by way of the set-off of receivables, consequently, without pre-emption rights. Delegation of execution and specification, where not established at the general meeting of shareholders, of the warrant issue to the board of directors. Approval of the Company's capital increase in the amount necessary for the rights under the warrants to be exercised, through the set-off of receivables, and delegation to the board of directors of the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

2º-. Fixing the number of Directors.

3º.- Delegation of powers.

CONDITIONS FOR GRANTING PROXIES

PROMOTORA DE INFORMACIONES, S.A. EXTRAORDINARY MEETING December 10, 2013

SHAREHOLDERS WISHING TO GRANT VOTING PROXIES

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor´s signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Physical delivery or mail (in this case there must be a handwritten signature of the shareholder): The document reflecting the proxy may be sent by mail addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PRISA

EXTRAORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A.
(December 10, 2013)

RIGHT OF INFORMATION

Right of information form for Extraordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 10:00 a.m., on December 9, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on December 10, 2013, on second call. **The General Meeting is expected to be held on second call.**

Mr./Mrs_____________________________,N.I.F./C.I.F________,address______________________ ____________________________, and e-mail _________ requests the following information or clarification from the directors of Promotora de Informaciones, S.A. (PRISA) or asks the following questions about items on the agenda of the Ordinary Shareholders Meeting to be held on December 9, 2013, at first call or on December 10, 2013, at second call, and /or relating the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and/or relating the auditor´s report:

____
____
____
____
____
____
____
____
____
____
____
____

Shareholder Mr/ Mrs ____ **N.I.F./C.I.F:** ______________

Depositary Entity: Code ___________ Name ______________________________________
Securities Account (Branch + DC+ account number)
____

Number of Shares ___________________

Signature of the shareholder

In__________, ___________ **2013**

PRISA

RIGHT OF INFORMATION CONDITIONS

EXTRAORDINARY SHAREHOLDERS MEETING
PROMOTORA DE INFORMACIONES, S.A.
December 10, 2013

RIGHT TO INFORMATION PRIOR TO THE HOLDING OF THE MEETING. CONDITIONS.

The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, convened for December 9, 2013, on first call, and December 10, 2013, on second call (it being expected that will be held on second call) or to ask questions about the business contained on the agenda and/or concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting (held on June 22, 2013) and/or concerning the auditor´s report.

The information requested in conformity with the terms of the previous paragraph shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Relation Office.

Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by Law and by article 19.3 of the Regulations of the Shareholders Meeting.

The right of information form can be delivered to the Company by:

i) Electronic means of distance communication trough the corporate website (www.prisa.com. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). In this case the form must to be signed with signature of the shareholder, who must prove their identity by using a photocopy of their National Identity Card or Passport and, if legal persons,must attach a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).